

16004909

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Management commentary

Management commentary

In addition to this document, the Company is providing a report to publish its preliminary financial and operational results for the first quarter of 2016. The Company encourages the reader to analyze this document together with the information provided in said report and annexes in addition to the transcript of its conference call announcing its quarterly results. All comparisons are made against the same period of the previous year unless otherwise specified. This call took place on April 28, 2016. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

Quarterly Information Summary

Total sales net of IEPS (Special Tax on Production and Services, *Impuesto Especial Sobre Producción y Servicios*) during the first quarter of 2016 amounted to MXN 225.0 billion, a 19.6% decrease as compared to the same period of 2015.

Operating income recorded during the period amounted to MXN 31.1 billion, a 16.5% decrease as compared to the first quarter of 2015.

Total hydrocarbons production averaged 3.2 MMboed, and crude oil production decreased by 3.0%

The average price of the Mexican crude oil basket decreased by 43.0%, from USD 45.38 to USD 25.85.

EBITDA totaled MXN 87.1 billion or USD 5.0 billion.

Disclosure of nature of business

Petróleos Mexicanos, its Productive State-owned Subsidiaries, its Affiliates, and its Subsidiary Entities (PEMEX), comprise the oil and gas Productive State-Owned Company of the United Mexican States. Petróleos Mexicanos is a Productive State-owned Company of the Federal Government of Mexico, with legal personality and equity, with technical, operational and managerial autonomy, as established on the Law of Petróleos Mexicanos.

Disclosure of management's objectives and its strategies for meeting those objectives

Petróleos Mexicanos is Mexico's oil and gas Productive State-owned Company, whose objective is to compete in an open market and maintain a leadership position in the energy sector, and to generate economic value in all of its business lines, from the exploration and extraction of hydrocarbons in Mexico and abroad, refining, industrial transformation, processing and commercialization of hydrocarbons and its derivatives.

Disclosure of entity's most significant resources, risks and relationships

When evaluating the potential acquisition of securities from the Company, potential investors must consider all the information included in the Company's Annual Report, and specially, the risk factors hereby mentioned. These risks could significantly affect PEMEX's performance and profitability, but are not the only risks the Company faces. Risks described in this document are the ones PEMEX is currently aware of and that it considers relevant.

In addition, other risks may exist or emerge in the future, and influence the price of the Company's securities.

Risk Factors Related to PEMEX's Operations

Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell.

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond our control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations or international laws, political and other events in major oil and natural gas producing and consuming nations and actions taken by oil exporting countries, trading activity in oil and natural gas and transactions in derivative financial instruments related to oil and gas.

When international crude oil, petroleum product and/or natural gas prices are low, PEMEX generally earns less revenue and, therefore, generates lower cash flows and earns less income before taxes and duties because its costs remain roughly constant. Conversely, when crude oil, petroleum product and natural gas prices are high, PEMEX earns more revenue and its income before taxes and duties increases. During the first eight months of 2014, the Mexican crude oil export price rose to more than USD 100.00 per barrel, and the weighted average price for the year was USD 86.00 per barrel. However, beginning in September 2014, crude oil prices experienced a sharp decline, and in December 2014, the weighted average Mexican crude oil export price fell to a low of USD 45.45 per barrel. During 2015, the weighted average Mexican crude oil export price was approximately USD 44.17 per barrel and it fell to USD 26.54 per barrel by the end of December 2015, the lowest price recorded in 2015, and to USD 20.70 per barrel on January 15, 2016. These sharp declines of crude oil prices had a direct effect on PEMEX's results of operations for the years ended December 31, 2014 and 2015 and its financial condition as of December 31, 2014 and 2015. The continuation of prices at or around these levels or future declines in international crude oil and natural gas prices will have similar effects. These fluctuations may also affect estimates of the amount of Mexico's hydrocarbon reserves that we have the right to extract and sell.

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror.

PEMEX is subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of our facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation). More specifically, PEMEX's business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, oil spills, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. Criminal attempts to divert PEMEX's crude oil, natural gas or refined products from its pipeline network and facilities for illegal sale have resulted in explosions, property and environmental damage, injuries and loss of life.

PEMEX's facilities are also subject to the risk of sabotage, terrorism and cyber-attacks. In July 2007, two of the company's pipelines were attacked. In September 2007, six different sites were attacked and 12 of its pipelines were affected. The occurrence of these incidents related to the production, processing and transportation of oil and oil products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean-up and repair expenses, equipment damage and damage to PEMEX's facilities. A shutdown of the affected facilities could disrupt production and increase production costs. Although PEMEX has established an information security program, which includes cybersecurity systems and procedures to protect its information technology, and have not yet suffered a cyber-attack, if the integrity of its information technology were ever compromised due to a cyber-attack, its business operations could be disrupted and its proprietary information could be lost or stolen.

Although PEMEX purchases comprehensive insurance policies covering most of these risks, these policies may not cover all liabilities, and insurance may not be available for some of the consequential risks. There can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of the Company's losses or that PEMEX may not be found directly liable in connection with claims arising from accidents or other similar events.

PEMEX has a substantial amount of indebtedness and other liabilities, which could affect its financial condition and results of operations.

PEMEX has a substantial amount of debt. As of December 31, 2015, its total indebtedness was approximately USD 86.8 billion, in nominal terms, which represents a 30.6% increase compared to the total indebtedness of approximately USD 77.7 billion as of December 31, 2014. 26.7% of PEMEX's existing debt as of December 31, 2015, or USD 23.1 billion, is scheduled to mature in the next three years. PEMEX's level of debt may increase further in the short or medium term and may have an adverse effect on its financial condition and results of operations. To service its debt, PEMEX has relied and may continue to rely on a combination of cash flows provided by operations, drawdowns under its available credit facilities and the incurrence of additional indebtedness. In addition, PEMEX has taken recent actions to improve its financial condition, such as the implementation of the Austerity and Rational Use of Resources Program.

Certain rating agencies have expressed concerns regarding PEMEX's: (1) total amount of debt; (2) significant increase in indebtedness over the last several years; (3) negative free cash flow during 2015, primarily resulting from our significant capital investment projects and the declining price of oil; (4) substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to MXN 1.3 trillion as of December 31, 2015; and (5) the resilience of its operating expenses notwithstanding the sharp decline in oil prices that began in late 2014.

Any further lowering of its credit ratings may have adverse consequences on the company's ability to access the financial markets and/or its cost of financing. If PEMEX were unable to obtain financing on favorable terms, this could hamper its ability to (1) obtain further financing and (2) invest in projects financed through debt and impair its ability to meet its principal and interest payment obligations with its creditors. As a result, PEMEX may be exposed to liquidity constraints and may not be able to service its debt or make the capital expenditures required to maintain its current production levels and to maintain, and increase, the proved hydrocarbon reserves assigned to it by the Mexican Government, which may adversely affect its financial condition and results of operations.

If such constraints occur at a time when PEMEX's cash flow from operations is less than the resources necessary to fund its capital expenditures or to meet its debt service obligations, in order to provide additional liquidity to its operations, the Company could be forced to further reduce its planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A reduction in the Company's capital expenditure program could adversely affect its financial condition and results of operations. Additionally, such measures may not be sufficient to permit it to meet its obligations.

Developments in the oil and gas industry and other factors may result in substantial write-downs of the carrying amount of certain of the Company's assets, which could adversely affect its operating results and financial condition.

PEMEX evaluates on an annual basis, or more frequently where the circumstances require, the carrying amount of its assets for possible impairment. Its impairment tests are performed by a comparison of the carrying amount of an individual asset or a cash-generating unit with its recoverable amount. Whenever the recoverable amount of an individual asset or cash-generating unit is less than its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Changes in the economic, regulatory, business or political environment in Mexico or other markets where PEMEX operates, such as the recent significant decline in international crude oil and gas prices and the devaluation of the peso, among other factors, may result in the recognition of impairment charges in certain of the Company's assets. Due to the continuing decline in oil prices, PEMEX has performed impairment tests of its non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2015, the Company recognized an impairment charge of MXN 477,945 million.

Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting the Company's operating results and financial condition.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. The company's failure to comply with these laws could result in penalties, which could harm its reputation and have an adverse effect on its results of operations and financial condition.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Although the Company maintains policies and processes intended to comply with these laws, including the review of its internal control over financial reporting, it cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by its officers or employees.

If PEMEX fails to comply with any applicable anti-corruption, anti-bribery or anti-money laundering laws, the company and its officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on its business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare PEMEX's consolidated financial statements in a timely manner. This could adversely impact the company's reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in the industry, which, in turn, could have adverse effects on the company's results of operations and financial condition.

PEMEX's compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

A wide range of general and industry-specific Mexican federal and state environmental laws and regulations apply to the company's operations; these laws and regulations are often difficult and costly to comply with and carry substantial penalties for non-compliance. This regulatory burden increases PEMEX's costs because it requires the Company to make significant capital expenditures and limits its ability to extract hydrocarbons, resulting in lower revenues. In addition, the Company has agreed with other companies to make investments to reduce its carbon dioxide emissions.

Risk Factors Related to Mexico

The effects of the implementation of the new legal framework applicable to the energy sector in Mexico are uncertain but likely to be material, and may have a negative impact on us in the short and medium term.

The enactment of the Secondary Legislation, which refers to the *artículos transitorios* (transitional articles) that set forth the general framework for the implementing laws that are required to give effect to the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (the "Energy Reform Decree"), has had a significant effect on PEMEX, and these effects could be adverse to its interests in the short and medium term, as further described below.

As part of the implementation of the Energy Reform Decree, the Mexican Government announced the results of the Round Zero process in August 2014, through which PEMEX was assigned oil and gas exploration and extraction rights in certain areas in Mexico. PEMEX is required to comply with the exploration plans and development plans for the extraction of hydrocarbons that it submitted to the Secretaría de Energía (Ministry of Energy) in connection with its assignments. If the Company fails to comply with its exploration and development for extraction plans within the specified time period authorized by the Ministry of Energy, its rights to continue exploring and developing the underlying areas may be revoked, which may adversely affect its operating results and financial condition. PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to it by the Mexican Government. Reductions in its income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

The *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the Mexican Constitution) and the Secondary Legislation allow the Mexican Government to enter into agreements with PEMEX and other oil and gas companies to conduct oil and gas industry activities. As a result, the Company faces competition for the right to explore and develop new oil and gas reserves in Mexico and any joint venture it becomes party to may not prove successful. As of the date of this document, the Mexican Government has entered into production sharing contracts with other oil and gas companies following the competitive bidding processes held in July and September 2015 for shallow water blocks and in December 2015 for exploratory blocks and discovered fields in onshore areas.

While the participation of other oil and gas companies in the Mexican energy sector is intended to provide a new source of revenues for the Mexican Government and thereby reduce its reliance on PEMEX's revenues, the Company cannot provide assurances that the amount of our payments to the Mexican Government will significantly decrease in the near future.

As of the date of this document, certain provisions of the Secondary Legislation, including some provisions of the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), are not yet effective. Accordingly, the effects of the implementation remain uncertain. However, these effects are likely to be material and may have a negative effect on the Company's financial condition, results of operation and prospects in the short and medium term.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX's operations.

Deterioration in Mexico's economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect PEMEX's business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting the Company's ability to obtain new financing and service its debt.

Additionally, the Mexican Government announced budget cuts in November 2015 and February 2016 in response to the recent decline in international crude oil prices, and it may cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, PEMEX's business, financial condition, operating results and prospects.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect PEMEX's business and ability to service its debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico's trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, and in the company's financial condition and ability to service its debt.

Changes in Mexico's exchange control laws may hamper PEMEX's ability to service its foreign currency debt.

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into other currencies. However, PEMEX cannot provide assurances that the Mexican Government will maintain its current policies with regard to the peso. In the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. Mexican Government policies preventing PEMEX from exchanging pesos into U.S. dollars could hamper the company's ability to service its foreign currency obligations, including its debt, the majority of which is denominated in currencies other than pesos.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX's operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, our operations. On December 1, 2012, Mr. Enrique Peña Nieto, a member of the *Partido Revolucionario Institucional* (Institutional Revolutionary Party, or PRI), formally assumed office for a six-year term as the President of Mexico. As of the date of this document, no political party holds a simple majority in either house of the Mexican Congress.

Mexico has experienced a period of increasing criminal activity, which could affect PEMEX's operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that PEMEX produces. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces, and PEMEX has also established various strategic measures aimed at decreasing incidents of theft and other criminal activity directed at its facilities and products.

Despite these efforts, criminal activity continues to exist in Mexico, some of which may target PEMEX's facilities and products. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on the Company's financial condition and results of operations.

Risk Factors Related to PEMEX's Relationship with the Mexican Government

The Mexican Government controls PEMEX, which could limit the Company's ability to satisfy its external debt obligations or could reorganize or transfer its assets.

PEMEX is controlled by the Mexican Government and its annual budget, which is approved by the *Cámara de Diputados* (Chamber of Deputies), may be adjusted by the Mexican Government in certain respects. Pursuant to the Petróleos Mexicanos Law, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company on October 7, 2014. The Petróleos Mexicanos Law establishes a special regime governing, among other things, the Company's budget, debt levels and administrative liabilities. Certain provisions of the special regime took effect on December 2, 2014, and on June 10, 2015, the remaining provisions of the special regime governing acquisitions, leases, services and public works matters became effective. This special regime provides Petróleos Mexicanos with additional technical and managerial autonomy and, subject to certain restrictions, with additional autonomy with respect to its budget. Notwithstanding this increased autonomy, the Mexican Government still controls PEMEX and has the power to adjust its financial balance goal, which represents the Company's targeted net cash flow for the fiscal year based on its projected revenues and expenses, and, subject to the approval of the Chamber of Deputies, the ceiling on the Company's annual wage and salary expenditures. The Mexican Government's authority to adjust PEMEX's annual budget may compromise the Company's ability to develop the reserves assigned to it by the Mexican Government and to successfully compete with other oil and gas companies that enter the Mexican energy sector. In addition, the Mexican Government's control over the Company could adversely affect its ability to make payments under any securities issued by Petróleos Mexicanos. Although Petróleos Mexicanos is wholly owned by the Mexican Government, its financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government.

The Mexican Government's agreements with international creditors may affect the Company's external debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos' external indebtedness was treated on the same terms as the debt of the Mexican Government and other public-sector entities, and it may be treated on similar terms in any future debt restructuring. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public-sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

The Mexican Government has the power, if the Mexican Constitution and federal law were further amended, to further reorganize the Company's corporate structure, including a transfer of all or a portion of its assets to an entity not controlled, directly or indirectly, by the Mexican Government. The reorganization and transfer of assets contemplated by the Energy Reform Decree and the Secondary Legislation, or any other reorganization or transfer that the Mexican Government may effect, could adversely affect the Company's production, disrupt its workforce and operations and cause it to default on certain obligations.

PEMEX pays significant special taxes and duties to the Mexican Government, which may limit the company's capacity to expand its investment program or negatively impact its financial condition generally.

PEMEX is required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit its ability to make capital investments. In 2015, approximately 28% of our sales revenues were used for payments to the Mexican Government in the form of taxes and duties, which constituted a substantial portion of the Mexican Government's revenues.

The Secondary Legislation includes changes to the fiscal regime applicable to PEMEX, particularly with respect to the exploration and production activities that the company carries out in Mexico. Beginning in 2016, PEMEX has the obligation, subject to the conditions set forth in the Petróleos Mexicanos Law, to pay a state dividend in lieu of certain payments that it paid at the discretion of the Mexican Government. This state dividend will be calculated by the Ministry of Finance and Public Credit as a percentage of the net income that the Company generates through activities subject to the *Ley de Ingresos sobre Hidrocarburos* (Hydrocarbons Revenue Law) on an annual basis and approved by the Mexican Congress in accordance with the terms of the Petróleos Mexicanos Law.

Although the changes to the fiscal regime applicable to PEMEX are designed in part to reduce the Mexican Government's reliance on payments made by the Company, it cannot provide assurances that it will not be required to continue to pay a large proportion of its sales revenue to the Mexican Government.

As of the date of this document, PEMEX is assessing the impact that these changes may have on it.

The Mexican Government has imposed price controls in the domestic market on our products.

The Mexican Government has from time to time imposed price controls on the sales of natural gas, liquefied petroleum gas, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products.

As a result of these price controls, PEMEX has not been able to pass on all of the increases in the prices of its product purchases to its customers in the domestic market. PEMEX does not control the Mexican Government's domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect the Company's results of operations.

The Mexican nation, not PEMEX, owns the hydrocarbon reserves located in Mexico and PEMEX's right to continue to extract these reserves is subject to the approval of the Ministry of Energy.

The Mexican Constitution provides that the Mexican nation, not PEMEX, owns all petroleum and other hydrocarbon reserves located in Mexico.

Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and extraction activities through agreements with third parties and through assignments to and agreements with PEMEX. The Secondary Legislation allows PEMEX and other oil and gas companies to explore and extract the petroleum and other hydrocarbon reserves located in Mexico, subject to assignment of rights by the Ministry of Energy and entry into agreements pursuant to a competitive bidding process.

Access to crude oil and natural gas reserves is essential to an oil and gas company's sustained production and generation of income, and PEMEX's ability to generate income would be materially and adversely affected if the Mexican Government were to restrict or prevent it from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to the Company or if PEMEX were unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and extraction rights in Mexico.

The information on oil, gas and other reserves is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas.

PEMEX revises annually its estimates of hydrocarbon reserves that it is entitled to extract and sell, which may result in material revisions to these estimates. The Company's ability to maintain its long-term growth objectives for oil production depends on its ability to successfully develop its reserves, and failure to do so could prevent it from achieving its long-term goals for growth in production.

PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to it by the Mexican Government. Reductions in the company's income, adjustments to its capital expenditures budget and PEMEX's inability to obtain financing may limit its ability to make capital investments.

Because PEMEX's ability to maintain, as well as increase, its oil production levels is highly dependent upon the Company's ability to successfully develop existing hydrocarbon reserves and, in the long term, upon its ability to obtain the right to develop additional reserves, PEMEX continually invests capital to enhance its hydrocarbon recovery ratio and improve the reliability and productivity of its infrastructure.

PEMEX's crude oil production decreased by 0.2% from 2011 to 2012, by 1.0% from 2012 to 2013, by 3.7% from 2013 to 2014, and 6.7% from 2014 to 2015, primarily as a result of the decline of production in the Cantarell, Aceite Terciario del Golfo (ATG), Delta del Grijalva, Crudo Ligero Marino and Ixtal-Manik projects.

The transitional articles of the Energy Reform Decree outline a process, commonly referred to as Round Zero, for the determination of PEMEX's initial allocation of rights to continue to carry out exploration and extraction activities in Mexico. On August 13, 2014, the Ministry of Energy granted PEMEX the right to continue to explore and develop areas that together contain 95.9% of Mexico's estimated proved reserves of crude oil and natural gas. The development of the reserves that were assigned to PEMEX pursuant to Round Zero, particularly the reserves in the deep waters of the Gulf of Mexico and in shale oil and gas fields in the Burgos basin, will demand significant capital investments and will pose significant operational challenges. PEMEX's right to develop the reserves assigned to it through Round Zero is conditioned on its ability to develop such reserves in accordance with the company's development plans, which were based on its technical, financial and operational capabilities at the time. PEMEX cannot provide assurances that it will have or will be able to obtain, in the time frame that it expects, sufficient resources or the technical capacity necessary to explore and extract the reserves that the Mexican Government assigned to it as part of Round Zero, or that it may grant to PEMEX in the future. The Company would lose the right to continue to extract these reserves if it fails to develop them in accordance with its development plans, which could adversely affect PEMEX's operating results and financial condition. In addition, increased competition in the oil and gas sector in Mexico may increase the costs of obtaining additional acreage in bidding rounds for the rights to new reserves.

The Company's ability to make capital expenditures is limited by the substantial taxes and duties that we pay to the Mexican Government, the ability of the Mexican Government to adjust our annual budget and cyclical decreases in our revenues primarily related to lower oil prices. The availability of financing may limit our ability to make capital investments that are necessary to maintain current production levels and increase the proved hydrocarbon reserves that we are entitled to extract.

Increased competition in the energy sector due to the new legal framework in Mexico could adversely affect PEMEX's business and financial performance.

The Mexican Constitution and the *Ley de Hidrocarburos* (Hydrocarbons Law) allows other oil and gas companies, in addition to PEMEX, to carry out certain activities related to the energy sector in Mexico, including exploration and extraction activities.

The Mexican Government will carry out exploration and extraction activities through assignments to, or agreements with, PEMEX and through agreements with other oil and gas companies. The oil and gas fields that the Company did not request or were not assigned to pursuant to Round Zero (including the areas assigned to it on a temporary basis) are subject to competitive bidding processes open to participation by other oil and gas companies in which PEMEX will not have a preferential right. The Company will also likely face competition in connection with certain refining, transportation and processing activities. In addition, increased competition could make it more difficult for the Company to hire and retain skilled personnel. If the Company is unable to compete successfully with other oil and gas companies in the energy sector in Mexico, its results of operations and financial condition may be adversely affected.

We may claim some immunity under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited.

PEMEX is a public-sector entity of the Mexican Government. Accordingly, no one may be able to obtain a judgment in a U.S. court against the Company unless the U.S. court determines that PEMEX is not entitled to sovereign immunity with respect to that action. Under certain circumstances, Mexican law may limit others' ability to enforce judgments against PEMEX in the courts of Mexico. The Company also does not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if others were able to obtain a U.S. judgment against PEMEX, they might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, they may not be able to enforce a judgment against the Company's property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act of 1976, as amended (the "Foreign Sovereign Immunities Act"). Finally, if others were to bring an action in Mexico seeking to enforce the Company's obligations under any securities issued by Petróleos Mexicanos, satisfaction of those obligations may be made in pesos, pursuant to the laws of Mexico.

PEMEX's directors and officers, as well as some of the experts named in our most recent Form 20-F, reside outside the United States. Substantially all of the Company's assets and those of most of the Company's directors, officers and experts are located outside the United States. As a result, investors may not be able to effect service of process on the Company's directors or officers or those experts within the United States.

Recent U.S. federal court decisions addressing the meaning of ranking provisions could potentially reduce or hinder the ability of issuers such as us to restructure their debt.

As of the date of this document, PEMEX cannot be subject to a bankruptcy proceeding under the *Ley de Concursos Mercantiles* (Commercial Bankruptcy Law of Mexico) because it is inapplicable to the Company. Accordingly, any future debt restructuring, to the extent it is not regulated otherwise as a result of specific legislative action in Mexico (including legislative action approving its dissolution and liquidation), will require the consent of the Company's creditors based on the consent provisions set forth in PEMEX's financing instruments.

In NML Capital, Ltd. v. Republic of Argentina, the U.S. Court of Appeals for the Second Circuit ruled that the ranking clause in certain defaulted bonds issued by Argentina prevents Argentina from making payments on certain of its performing debt unless it makes pro rata payments on defaulted debt that ranks pari-passu with the performing debt. The ruling in NML Capital, Ltd. v. Republic of Argentina requiring ratable payments could potentially hinder or impede a future debt restructuring or distressed debt management in which the debtor is not subject to a bankruptcy regime, unless the debtor can obtain the requisite creditor consents, including pursuant to any applicable collective action clauses contained in the Company's debt securities. PEMEX cannot predict how this decision may impact any future debt restructuring of an issuer such as PEMEX.

Risk factors related to the *Certificados Bursátiles*

Secondary Market for the Certificados Bursátiles

Currently, *Certificados Bursátiles* (peso-denominated publicly traded notes) present low operation levels in the secondary market and the Company cannot provide assurances that there will be a sustained development of said market. These notes have been registered in the *Registro Nacional de Valores* (Mexican National Securities Registry, RNV) and are traded in the *Bolsa Mexicana de Valores* (Mexican Stock Exchange). Notwithstanding, the Company cannot provide assurances that there will be an active market to trade these *Certificados Bursátiles*, or that they will be traded at par or above its initial offering. The previous could limit the holders' capacity to sell them at the price, moment and amount that they may wish to. Therefore, potential investors must be prepared to assume the risk in investing in *Certificados Bursátiles* until their maturity.

To promote liquidity to *Certificados Bursátiles*, in November 2013, the Company established a Market-Makers Program for its peso-denominated *Certificados Bursátiles* at fixed and floating rates, and for the *Certificados Bursátiles* in the form of Global Depositary Notes. This program is directed to financial institutions under applicable laws and with regard to the operating rules set forth by the Company in its website.

All of the Company's *Certificados Bursátiles* are registered in the RNV, and the Company has no other type of securities in said Registry.

The Company considers it has fulfilled its obligations as a securities issuer, and it has met the payment of principal and interests derived from the issuance of its notes.

Use of Proceeds

The total amount of resources obtained from the Company's issuance of *Certificados Bursátiles* have entered the Company's treasury and have been allocated regarding its investment program, and for the payment of loans or other liabilities the Company may have, accordingly.

Public Domain Documents

Any public information that the Company has delivered to national and foreign securities regulators under the *Ley del Mercado de Valores* (Securities Market Law) and other applicable normativity can be accessed at the Company's website, www.pemex.com and be obtained as per request of any investor through a written request to the Company, located at Avenida Marina Nacional No. 329, Torre Ejecutiva, Piso 38, Colonia Verónica Anzures, C.P. 11311, Ciudad de México, México, Telephone No.: +52 (55)1944-9700, E-mail: ri@pemex.com.

Disclosure of results of operations and prospects

Exploration & Production 1Q16

Crude Oil Production

During the first quarter of 2016, total crude oil production averaged 2,230 Mbd, a 3.0% decrease as compared to the same period of 2015. This variation was primarily due to:

- a 4.1% decrease in the production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit in the Northeastern Marine region; and
- a 4.5% decrease in the production of light crude oil, primarily due to (i) a natural decline in production at the Tsimín field of the Litoral de Tabasco business unit and at Ixtal of the Abkatún-Pol-Chuc business unit, (ii) production deferrals at fields of the Abktatún-Pol-Chuc business unit, as a result of the incident that occurred at the Abkatún-A platform in February 2016. This decrease was partially offset by a 42% increase in light crude oil production at the Xanab, Chuhuk and Onel fields in the Southwestern Marine region. Altogether, these fields reached an average production of 202 Mbd by the end of the first quarter of 2016.

These decreases were partially offset by a 6.2% increase in extra-light crude oil production, mainly due to a 50% increase in production at the Xux field in the Southwestern Marine region that began production in June 2014. The increase in production at the Xux field contributed an average of 63 Mbd to total crude oil production during this quarter.

Natural Gas Production

During the first quarter of 2016, total natural gas production (without considering nitrogen) decreased by 10.1% amounting to 5,174 MMcfd, mainly as a result of:

- a 6.3% decline in associated gas production, primarily due to (i) the natural decline in production of crude oil and closing of wells with higher gas-oil ratios at the Akal field of the Cantarell business unit, (ii) production deferrals at fields of the Abkatún-Pol-Chuc business unit, as a result of the incident that occurred at the Abkatún-A platform in February 2016; and
- an 18.7% reduction in non-associated gas production during this period, mainly due to a natural decline in production at the Burgos and Veracruz business units of the Northern region.

Gas Flaring

During the first quarter of 2016, gas flaring increased by 264 MMcfd, primarily as a result of the incident that occurred at the Abkatún-A platform in February 2016.

As a result, natural gas use as a percentage of production during the period amounted to 91.4%.

Operating Wells and Completion of Wells

During the first quarter of 2016, the average number of operating wells totaled 9,209, a 3.1% decrease as compared to the same period of 2015.

The completion of wells decreased by 16.7%, a decrease of 14 wells, due to a decrease in the completion of development wells. The previous was primarily the result of a scheduled reduction of development activities at the Burgos, Samaria Luna and Macuspana-Muspac business units, due to the budget adjustments approved by the Board of Directors at the beginning of 2016. Despite this increase, six exploration wells were completed during the quarter, which is equivalent to the number of wells completed during the same period of 2015.

Seismic Information

No additional 2D or 3D seismic data was acquired during the first quarter of 2016.

Additional Information Related to E&P Activities

Abkatún–A Incident

On February 7, 2016, a fire broke out in the compression area of the Abkatún – A platform, in the Campeche Sound. As a result of the incident, three people lost their lives and six were injured. PEMEX deeply regrets the deaths and injuries suffered by workers from the incident.

Industrial Transformation 1Q16

Crude Oil Processing

During the first quarter of 2016, total crude oil processing increased by 2.3%, to 1,081 Mbd, primarily due to an increase in light crude oil processing, as a result of a reduction in non-scheduled shutdowns at the Salamanca and Tula refineries. As a result, PEMEX's usage of its primary distillation capacity increased by 1.4 percentage points.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) decreased by 3.6 percentage points. However, the ratio increased by 4.8 percentage points at the three revamped refineries (Minatitlán, Cadereyta and Madero), as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of middle distillates.

Production of Petroleum Products

Total petroleum products output decreased by 1.3%, as compared to the same period of 2015, primarily due to a decrease in production of liquefied petroleum gas (LPG) at gas processing centers, as a result of a reduction in the supply of natural gas.

Variable Refining Margin

PEMEX's NRS recorded a positive variable refining margin of USD 2.31 per barrel, a USD 2.44 per barrel increase, as compared to the first quarter of 2015. This increase was primarily due to the recovery of international refining margins during the period.

Natural Gas Processing and Production

Natural gas processing decreased by 10.5%, in response to the decreased availability of sour and sweet wet gas from both the offshore and onshore regions. As a result, dry gas and natural gas liquids production decreased by 9.5% and 12.3%, respectively.

Condensates processing decreased by 5.6%, during the first quarter of 2016, as compared to the same period of 2015, primarily due to a decrease in the supply of sweet condensates from Burgos.

Petrochemicals Production

During the first quarter of 2016, the production of petrochemical products decreased by 9.2%, or 117 Mt, as compared to the same period of 2015, primarily due to the following:

-a 72 Mt decrease in production in the methane derivatives chain, due to decreased output of carbon dioxide and ammonia, in response to a reduction in the supply of natural gas;

-a 29 Mt decrease in production in the ethane derivatives chain, due to a reduction in the supply of ethane in response to (i) non-scheduled shutdowns at the Morelos petrochemical complex, and (ii) the start of operations of the Braskem-Idesa ethane cracker; and

-a 58 Mt decrease in production in the aromatics and derivatives chain, largely due to a decrease in production of high octane hydrocarbons, in order to increase octane gasoline output.

PEMEX Gas Stations

As of March 31, 2016, a total of 11,281 PEMEX gas stations were recorded, a 3.4% increase as compared to the number recorded as of March 31, 2015.

Other Information Related to Industrial Transformation

Accident at PMV plant

On April 20, 2016 an explosion occurred at the Clorados 3 plant of Petroquímica Mexicana de Vinilo (PMV) in Coatzacoalcos, Veracruz, operated by Mexichem S.A.B. de C.V. and co-owned by PEMEX. As of the date of this report, 32 people died and 136 were injured as a result of the incident, of which 18 remain hospitalized, 13 of them in critical state. Continuous monitoring of air quality is being carried out to determine the existence of any substance that could represent a health risk. In addition, investigations are being conducted to determine the cause of the accident. PEMEX deeply regrets the loss of human lives and injuries sustained by the workers due to this incident.

Industrial Safety 1T16

Frequency Index

During the first quarter of 2016, the accumulated frequency index for PEMEX personnel was 0.47 injuries per million man-hours worked (MMhh), which represents a 2% increase as compared to the same period of 2015.

The frequency index refers to the number of accidents with incapacitating injuries per million man-hours worked (MMhh) with risk exposure during the relevant period of time. An incapacitating injury is an injury, functional damage or death that is caused, either immediately or subsequently, by a sudden event at work or during work-related activities. Man-hours worked with risk exposure represent the number of hours worked by all personnel, including overtime hours.

Severity Index

By the end of the first quarter of 2016, the accumulated severity index was 19 days lost per MMhh, a 36% decrease as compared to the same period of 2015.

To reverse the trend observed in severe accidents, Petróleos Mexicanos has (i) implemented new mandates and programs outlined by the Safety, Health and Environmental Protection and Operational Reliability Systems (SSPA for its acronym in Spanish), (ii) reinforced the policies implemented by all personnel in safety departments and (iii) worked towards the fulfillment of all 13 guidelines stated by the SSPA. Additionally, a new SSPA audit and advisory services program has been implemented in key working centers of Pemex Exploration and Production and Pemex Industrial Transformation, hospitals, warehouses and child development centers.

Additionally, awareness campaigns aimed to increase safety and reduce accidents at work were carried out to address incidences of minor and non-severe accidents.

The severity index refers to the total number of days lost per million man-hours worked with risk exposure during the relevant period of time. The number of days lost is based on medical leaves of absence for injuries stemming from accidents at work, plus the number of corresponding days on which compensation is paid for partial or total disability or death.

Environmental Protection 1T16

Sulfur Oxide Emissions

During the first quarter of 2016, sulfur oxide emissions increased by 54.2% as compared to the same period of 2015, due to emissions produced as a result of the decline in wells that use nitrogen to increase its production, which resulted in an increase in the generation of sour gas with a high nitrogen content that is burnt at the Abkatún–A Complex and at the Akal C7/C8 Gas Processing Center (GPC). In addition, a sulfur recuperation unit from the Cactus GPC was removed for maintenance, which also contributed to the increase in sulfur oxide emissions during the first quarter of 2016.

Water Reuse

The reuse of water increased by 10% as compared to the same period of 2015, primarily due to an increase in the utilization rates of residual water treatment plants at the Minatitlán, Cadereyta and Tula refineries.

Financial position, liquidity and capital resources

QUARTERLY FINANCIAL RESULTS 1Q16

During the first quarter of 2016, PEMEX continued to operate in an adverse price environment as a restructured company under the new fiscal regime. During this period, PEMEX has taken advantage of the new tools and instruments provided by the Energy Reform to navigate the volatility of the financial markets.

The factors that have had a significant impact on the company's financial results in the first quarter of 2016 are: (i) low hydrocarbon prices, (ii) the depreciation of the Mexican peso against the U.S. dollar, (iii) the National Hydrocarbon Commission's reduction of the economic horizon of oil reserves to 20 years, (iv) changes in the interest rates of Mexican Government bonds, and (v) changes to PEMEX's pension system.

Total Sales

During the first quarter of 2016, total sales decreased by 19.5%, as compared to the same period of 2015, primarily as a result of:

-a 35.7% decrease in exports of crude oil and condensates, largely due to the steep decline in oil prices. The price effect on exports of oil and condensates had a negative impact of MXN 18.8 billion, and the sales volume decreased by MXN 7.2 billion. The price of the Mexican crude oil basket decreased by USD 19.53, from USD 45.38 per barrel during the first quarter of 2015 to USD 25.85 per barrel during the first quarter of 2016;

-a 12.6% decrease in domestic sales of gasoline and diesel, primarily as a result of negative price variations, in spite of a slight increase in sales volume. The price effect on the domestic sales of gasoline and diesel had a negative impact of MXN 18.3 billion, while sales volume increased by MXN 3.2 billion;

-a 32.8% decrease in exports of petroleum products, primarily as a result of lower prices. The price effect on the reduction of petroleum products' exports had a negative impact of MXN 6.2 billion, and sales volume decreased by MXN 4.4 billion; and

-a 5.5% or MXN 1.1 billion decrease in domestic sales of LPG.

Gross & Operating Income

During the first quarter of 2016, gross income decreased by 15.3% or MXN 11.3 billion, as compared to the same period of 2015. This decline was due in part to modifications to PEMEX's tax regime, which came into effect on January 1, 2015, in accordance with the Hydrocarbons Revenue Law. This law requires direct taxes and duties to be recorded as a line item titled Hydrocarbon Exploration and Extraction Taxes and Duties under the cost of sales line item.

In addition, operating income decreased by 16.5%, as compared to the same period of 2015, primarily as a result of lower reference prices for refined products and its negative impact on sales, despite reductions of 21.0% in cost of sales, 32.6% in transportation and distribution expenses, and 6.1% in administrative expenses.

The cost of sales was positively affected by a MXN 14.0 billion decrease in inventory variation, a MXN 10.0 billion reduction in depreciation and amortization, and a MXN 6.0 billion decrease on the impairment of fixed assets. Additionally, the net cost of employee benefits of the period decreased by MXN 3.9 billion, resulting from changes to the company's pension system.

Composition of Net Income (Loss)

During the first quarter of 2016, PEMEX's net loss decreased by 38.3%, to MXN 62.0 billion, primarily as a result of:

-operating income of MXN 31.1 billion;

-net interest expense of MXN 17.8 billion;

-income associated with financial derivatives of MXN 8.9 billion;

-a foreign exchange loss of MXN 19.0 billion; and

-taxes and duties of MXN 65.0 billion

Beginning in 2015, PEMEX became subject to a new fiscal regime that is more in line with the rest of the oil and gas industry. However, PEMEX, unlike other companies, is still not able to deduct all of its operating costs and expenses from its calculation of taxes and duties. As a result, taxes and duties paid have consistently been greater than income before taxes and duties and operating income since 1998, other than in 2006, when the cap on permitted deductions was updated.

To reduce the impact of this tax regime, on April 18, 2016, the Federal Government published in the Official Gazette of the Federation a decree that grants certain forms of tax relief to assignment operators. These benefits will be applicable through 2016, and will be applied retroactively for the first months of 2016. The new decree is expected to reduce PEMEX's payments on the Profit Sharing Duty and to improve its financial condition.

Evolution of Net Income (Loss)

The decrease in net loss during the first quarter of 2016 is primarily explained by:

-a 16.5% decrease in operating income;

-a MXN 4.4 billion increase in net interest expense;

-a MXN 25.1 billion increase in income associated with financial derivatives, mainly due to the appreciation of the U.S. dollar against currencies in which Petróleos Mexicanos has entered into cross currency swaps other than the Mexican peso;

-an increase of MXN 2.4 billion in foreign exchange losses, as a result of the depreciation of the Mexican peso relative to the U.S. dollar during the first quarter, from MXN15.1542 per U.S. dollar in 2015, to MXN 17.4015 per U.S. dollar in 2016; and

-a 29.1% decrease in taxes and duties, due to a decline in the price of the Mexican crude oil basket and to a lower crude oil production.

As a result, PEMEX recorded a net loss of MXN 62.0 billion during the first quarter of 2016, as compared to a net loss of MXN 100.5 billion during the same period of 2015.

Comprehensive Income (Loss)

Other comprehensive results decreased by MXN 6.7 billion, primarily as a result of an increase of MXN 6.8 billion in currency translation effects. As a result, the comprehensive loss for the first quarter totaled MXN 62.8 billion.

FINANCIAL INFORMATION AS OF MARCH 31, 2016

Working Capital

As of March 31, 2016, working capital totaled MXN (82.7) billion, primarily as a result of a MXN 6.6 billion increase in taxes and duties payable, a MXN 5.5 billion increase in accounts and accrued expenses payable, and a MXN 2.1 billion increase in short-term financial debt. In addition, accounts payable to suppliers decreased by MXN 43.3 billion.

Debt

Total financial debt increased by 8.7%, primarily due to additional financing activities carried out during the first quarter of 2016. Total financial debt amounted to MXN 1,622.9 billion or USD 93.3 billion.

During the first quarter of 2016, Petróleos Mexicanos and PMI (refers to P.M.I. Holdings, B.V., P.M.I. Norteamérica, S.A. de C.V., Pemex Finance Ltd. and Pro-Agroindustria, S.A. de C.V.) total financing activities amounted to MXN 211.0 billion or USD 12.1 billion. Total debt payments made during the period amounted to MXN 95.9 billion or USD 5.5 billion.

PEMEX's financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Investment Activities

The Mexican Congress originally approved a 2016 investment budget for PEMEX of MXN 293.1 billion (USD 18.4 billion, at the average exchange rate established in the Economic Package Fiscal Year 2016 of MXN 15.90 = USD 1.00).

In order to meet the financial balance goal of MXN (149.2) billion established by the Mexican Congress for 2016, the Board of Director of PEMEX approved a MXN 100.1 billion cut to the company's budget. This adjustment is intended to reposition PEMEX to embrace its new role as a state-owned productive company under the Energy Reform framework.

As a result of this adjustment, PEMEX now expects to invest approximately MXN 204.4 billion (USD 11.7 billion, at the exchange rate established in the Budget Adjustment Plan of MXN 17.40 = USD 1.00) during 2016:

-MXN 169.8 billion to Pemex Exploration and Production (includes maintenance expenditures), MXN 26.3 billion of which are allocated to exploration;

-MXN 21.4 billion to Pemex Industrial Transformation;

-MXN 3.9 billion to Petróleos Mexicanos Corporate;

-MXN 4.5 billion to Pemex Logistics;

-MXN 2.7 billion to Pemex Drilling and Services;

-MXN 1.8 billion to Pemex Ethylene; and

-MXN 0.4 billion to Pemex Fertilizers.

During the first quarter of 2016, PEMEX spent MXN 76.4 billion (USD 4.2 billion) on investment activities, which represents 37.3% of the total investment budget of MXN 204.4 billion that was programmed for the year. These investments were allocated as follows:

-MXN 67.0 billion to Pemex Exploration and Production (includes maintenance expenditures), MXN 13.2 billion of which were allocated to exploration;

-MXN 7.3 billion to Pemex Industrial Transformation;

-MXN 0.2 billion to Petróleos Mexicanos Corporate;

-MXN 1.6 billion to Pemex Logistics;

-MXN 0.04 billion to Pemex Drilling and Services;

-MXN 0.2 billion to Pemex Ethylene; and

-MXN 0.1 billion to Pemex Fertilizers.

Financing Activities

Capital Markets

On March 15, 2016, Petróleos Mexicanos issued the following series of securities for an aggregate amount of EUR 2.5 billion:

-EUR 1,350.0 million 3.75% Notes due 2019; and

-EUR 900.0 million 5.125% Notes due 2023.

On March 23, 2016, Petróleos Mexicanos issued MXN 5.0 billion of *Certificados Bursátiles* due October 2019, at a floating rate of TIIE 28 + 135 basis points.

Bank Loans

During the first quarter of 2016, Petróleos Mexicanos entered into bank loans with Mexican development banks for an aggregate amount of MXN 15.0 billion:

-On March 17, 2016, PEMEX entered into a credit facility for MXN 2.0 billion at a floating rate of TIIE 28 + 52 basis points, due 2017;

-On March 17, 2016, PEMEX entered into a credit facility for MXN 3.3 billion at a floating rate of TIIE 28 + 52 basis points, due 2017; and

-On March 28, 2016, PEMEX entered into a credit facility for MXN 9.7 billion at a floating rate of TIIE 28 + 31 basis points, due 2017.

Liquidity Management

As of April 28, 2016, Petróleos Mexicanos holds syndicated revolving credit lines for liquidity management in the amounts of USD 4.5 billion and MXN 23.5 billion, of which USD 1.63 billion and MXN 9.1 billion are available.

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives

	Financial Ratios	Ratios	
		2016	2015
LIQUIDITY	Liquidity	0.8	0.6
	Acid ratio	0.69	0.5
	Working capital	-82,746.80	-176,207.20
	Working capital to assets	-0.05	-0.1
SOLVENCY	Debt to equity ratio	-2.31	-2.33
	Debt to assets ratio	1.76	1.75

	Coverage ratio	1.59	2.46
	Liability-equity ratio	-2.02	-2
	Short-term debt ratio	0.13	0.14
PROFITABILITY	Return on equity	0.04	0.12
	Net profit on total assets	-0.03	-0.05
	Earnings Before Interests and Taxes and duties (EBIT)	31,099.30	37,265.30
	EBIT on sales	0.14	0.13
	Earnings Before Interests, Taxes an duties, Depreciation and Amortization (EBITDA)	47,857.00	57,533.50
	EBITDA on sales	0.21	0.21
	Gross margin on profits	0.28	0.26
	Total assets turn over	0.12	0.13

[210000] Statement of financial position, current/non-current

Concepto	Close Current Quarter 2016-03-31	Close Previous Exercise 2015-12-31
Statement of financial position [abstract]		
Assets [abstract]		
Current assets [abstract]		
Cash and cash equivalents	141,013,714	109,368,880
Trade and other current receivables	100,432,457	79,245,821
Current tax assets, current	0	0
Other current financial assets	5,120,336	1,601,106
Current inventories	44,736,214	43,770,928
Current biological assets	0	0
Other current non-financial assets	0	0
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	291,302,721	233,986,735
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	33,213,762	33,213,762
Total current assets	324,516,483	267,200,497
Non-current assets [abstract]		
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	13,635,963	13,191,468
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	24,217,304	24,165,599
Property, plant and equipment	1,344,075,331	1,344,483,631
Investment property	0	0
Goodwill	0	0
Intangible assets other than goodwill	63,025,579	71,712,621
Deferred tax assets	55,346,554	54,900,384
Other non-current non-financial assets	0	0
Total non-current assets	1,500,300,731	1,508,453,703
Total assets	1,824,817,214	1,775,654,200
Equity and liabilities [abstract]		
Liabilities [abstract]		
Current liabilities [abstract]		
Trade and other current payables	124,046,754	167,314,243
Current tax liabilities, current	49,699,282	43,046,716
Other current financial liabilities	214,758,867	219,809,355
Other current non-financial liabilities	18,758,360	13,237,407
Current provisions [abstract]		
Current provisions for employee benefits	0	0
Other current provisions	0	0
Total current provisions	0	0
Total current liabilities other than liabilities included in disposal groups classified as held for sale	407,263,263	443,407,721
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	407,263,263	443,407,721
Non-current liabilities [abstract]		
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	1,428,260,917	1,300,873,167

Concepto	Close Current Quarter 2016-03-31	Close Previous Exercise 2015-12-31
Other non-current non-financial liabilities	9,846,260	8,288,139
Non-current provisions [abstract]		
Non-current provisions for employee benefits	1,295,588,917	1,279,385,441
Other non-current provisions	76,955,086	73,191,796
Total non-current provisions	1,372,544,003	1,352,577,237
Deferred tax liabilities	1,393,685	2,183,834
Total non-current liabilities	2,812,044,865	2,663,922,377
Total liabilities	3,219,308,128	3,107,330,098
Equity [abstract]		
Issued capital	238,335,426	238,335,426
Share premium	0	0
Treasury shares	0	0
Retained earnings	-1,326,288,655	-1,264,241,629
Other reserves	-306,829,034	-306,022,973
Total equity attributable to owners of parent	-1,394,782,263	-1,331,929,176
Non-controlling interests	291,349	253,278
Total equity	-1,394,490,914	-1,331,675,898
Total equity and liabilities	1,824,817,214	1,775,654,200

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concepto	Accumulated Current Year 2016-01-01 - 2016-03-31	Accumulated Previous Year 2015-01-01 - 2015-03-31
Profit or loss [abstract]		
Profit (loss) [abstract]		
Revenue	224,989,240	279,499,247
Cost of sales	162,445,998	194,503,004,777
Gross profit	62,543,242	84,996,242
Distribution costs	6,225,708	9,234,693,804
Administrative expenses	26,923,004	28,667,317,906
Other income	204,945	4,136,847,156
Other expense	-1,499,845	2,798,328,088
Profit (loss) from operating activities	31,099,320	48,432,749
Finance income	11,357,523	4,044,028
Finance costs	39,243,963	50,237,232
Share of profit (loss) of associates and joint ventures accounted for using equity method	-215,051	39,299
Profit (loss) before tax	2,997,829	2,278,844
Tax income (expense)	65,010,343	102,825,130
Profit (loss) from continuing operations	-62,012,514	-100,546,286
Profit (loss) from discontinued operations	0	0
Profit (loss)	-62,012,514	-100,546,286
Profit (loss), attributable to [abstract]		
Profit (loss), attributable to owners of parent	-62,047,026	-100,478,302
Profit (loss), attributable to non-controlling interests	34,512	-67,984
Earnings per share [text block]		
Earnings per share [abstract]		
Earnings per share [line items]		
Basic earnings per share [abstract]		
Basic earnings (loss) per share from continuing operations	0	0
Basic earnings (loss) per share from discontinued operations	0	0
Total basic earnings (loss) per share	0	0
Diluted earnings per share [abstract]		
Diluted earnings (loss) per share from continuing operations	0	0
Diluted earnings (loss) per share from discontinued operations	0	0
Total diluted earnings (loss) per share	0	0

[410000] Statement of comprehensive income, OCI components presented net of tax

Concepto	Accumulated Current Year 2016-01-01 - 2016-03-31	Accumulated Previous Year 2015-01-01 - 2015-03-31
Statement of comprehensive income [abstract]		
Profit (loss)	-62,012,514	-100,546,286
Other comprehensive income [abstract]		
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax [abstract]		
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	8,687	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	8,687	0
Components of other comprehensive income that will be reclassified to profit or loss, net of tax [abstract]		
Exchange differences on translation [abstract]		
Gains (losses) on exchange differences on translation, net of tax	-799,116	5,958,302
Reclassification adjustments on exchange differences on translation, net of tax	0	0
Other comprehensive income, net of tax, exchange differences on translation	-799,116	5,958,302
Available-for-sale financial assets [abstract]		
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	-12,073	-54,589
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	-12,073	-54,589
Cash flow hedges [abstract]		
Gains (losses) on cash flow hedges, net of tax	0	0
Reclassification adjustments on cash flow hedges, net of tax	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0
Other comprehensive income, net of tax, cash flow hedges	0	0
Hedges of net investment in foreign operations [abstract]		
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0
Change in value of time value of options [abstract]		
Gains (losses) on change in value of time value of options, net of tax	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0
Change in value of forward elements of forward contracts [abstract]		
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0
Change in value of foreign currency basis spreads [abstract]		
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0

Concepto	Accumulated Current Year 2016-01-01 - 2016-03-31	Accumulated Previous Year 2015-01-01 - 2015-03-31
Total other comprehensive income that will be reclassified to profit or loss, net of tax	-811,189	5,903,713
Total other comprehensive income	-802,502	5,903,713
Total comprehensive income	-62,815,016	-94,642,573
Comprehensive income attributable to [abstract]		
Comprehensive income, attributable to owners of parent	-62,853,087	-94,575,895
Comprehensive income, attributable to non-controlling interests	38,071	-66,678

[520000] Statement of cash flows, indirect method

Concepto	Accumulated Current Year 2016-01-01 - 2016-03-31	Accumulated Previous Year 2015-01-01 - 2015-03-31
Statement of cash flows [abstract]		
Cash flows from (used in) operating activities [abstract]		
Profit (loss)	-62,012,514	-100,546,286
Adjustments to reconcile profit (loss) [abstract]		
Discontinued operations	0	0
Adjustments for income tax expense	0	0
Adjustments for finance costs	0	0
Adjustments for depreciation and amortisation expense	27,004,730	36,971,061
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	6,053,915
Adjustments for provisions	558,292	304,639
Adjustments for unrealised foreign exchange losses (gains)	16,611,041	18,723,183
Adjustments for share-based payments	0	0
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	0	0
Participation in associates and joint ventures	215,051	-39,299
Adjustments for decrease (increase) in inventories	-965,286	5,009,888
Adjustments for decrease (increase) in trade accounts receivable	-21,351,747	-10,113,041
Adjustments for decrease (increase) in other operating receivables	-8,279,581	4,795,301
Adjustments for increase (decrease) in trade accounts payable	-43,267,489	-64,153,751
Adjustments for increase (decrease) in other operating payables	5,520,953	5,041,136
Other adjustments for non-cash items	0	0
Other adjustments for which cash effects are investing or financing cash flow	23,090,278	24,585,748
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	0	0
Total adjustments to reconcile profit (loss)	-863,758	27,178,780
Net cash flows from (used in) operations	-62,876,272	-73,367,506
Dividends paid	0	0
Dividends received	0	0
Interest paid	-4,793,859	-14,377,966
Interest received	0	0
Income taxes refund (paid)	-6,652,566	3,777,721
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	-51,429,847	-62,767,261
Cash flows from (used in) investing activities [abstract]		
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	30,329
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	0	0
Purchase of property, plant and equipment	25,276,718	40,969,350
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	0	0
Proceeds from sales of other long-term assets	0	0

Concepto	Accumulated Current Year 2016-01-01 - 2016-03-31	Accumulated Previous Year 2015-01-01 - 2015-03-31
Purchase of other long-term assets	0	0
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	191,304	15,524
Net cash flows from (used in) investing activities	-25,085,414	-40,984,155
Cash flows from (used in) financing activities [abstract]		
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from borrowings	210,969,220	170,152,712
Repayments of borrowings	95,901,882	55,524,652
Payments of finance lease liabilities	0	0
Proceeds from government grants	0	10
Dividends paid	0	0
Interest paid	5,745,500	15,562,166
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) financing activities	109,321,838	109,065,894
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	32,806,577	5,314,478
Effect of exchange rate changes on cash and cash equivalents [abstract]		
Effect of exchange rate changes on cash and cash equivalents	-1,161,743	5,303,782
Net increase (decrease) in cash and cash equivalents	31,644,834	10,618,260
Cash and cash equivalents at beginning of period	109,368,880	117,988,527
Cash and cash equivalents at end of period	141,013,714	128,606,787

[610000] Statement of changes in equity - Year Current

	Components of equity [axis]								
	Issued capital [member]	Retained earnings [member]	Reserve of exchange differences on translation [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of remeasurements of defined benefit plans [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Retrospective application and retrospective restatement [axis]									
Statement of changes in equity [line items]									
Equity at beginning of period	238,335,426	-1,264,241,629	29,550,360	-5,771,947	-329,801,386	-306,022,973	-1,331,929,176	253,278	-1,331,675,898
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	-62,047,026	0	0	0	0	-62,047,026	34,512	-62,012,514
Other comprehensive income	0	0	-802,675	-12,073	8,687	-806,061	-806,061	3,559	-802,502
Total comprehensive income	0	-62,047,026	-802,675	-12,073	8,687	-806,061	-62,853,087	38,071	-62,815,016
Total increase (decrease) in equity	0	-62,047,026	-802,675	-12,073	8,687	-806,061	-62,853,087	38,071	-62,815,016
Equity at end of period	238,335,426	-1,326,288,655	28,747,685	-5,784,020	-329,792,699	-306,829,034	-1,394,782,263	291,349	-1,394,490,914

[610000] Statement of changes in equity - Year Previous

	Components of equity [axis]								
	Issued capital [member]	Retained earnings [member]	Reserve of exchange differences on translation [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of remeasurements of defined benefit plans [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Retrospective application and retrospective restatement [axis]									
Statement of changes in equity [line items]									
Equity at beginning of period	238,335,426	-1,264,241,629	29,550,360	-2,565,631	-408,349,268	-394,594,466	-768,065,672	344,818	-767,720,854
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	-62,047,026	0	0	0	0	-100,478,302	-67,984	-100,546,286
Other comprehensive income	0	0	-802,675	-54,589	0	5,902,407	5,902,407	1,306	5,903,713
Total comprehensive income	0	-62,047,026	-802,675	-54,589	0	5,902,407	-94,575,895	-66,678	-94,642,573
Total increase (decrease) in equity	0	-62,047,026	-802,675	-54,589	0	5,902,407	-84,575,895	-66,678	-84,642,573
Equity at end of period	238,335,426	-1,326,288,655	28,747,685	-2,620,220	-408,349,268	-388,692,059	-852,641,567	278,140	-852,363,427

[700000] Informative data about the Statement of financial position

Concepto Informative data of the Statement of Financial Position [abstract]	Close Current Quarter 2016-03-31	Close Previous Exercise 2015-12-31
Capital stock (nominal)	238,335,426	238,335,426
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	3,572,913	5,228,909
Number of executives	0	0
Number of employees	135430	138391
Number of workers	0	0
Outstanding shares	0	0
Repurchased shares	0	0
Restricted cash	9,411,886	9,246,772
Guaranteed debt of associated companies	0	0

[700002] Informative data about the Income statement

Concepto	Accumulated Current Year 2016-01-01 - 2016-03-31	Accumulated Previous Year 2015-01-01 - 2015-03-31
Informative data of the Income Statement [abstract]		
Operating depreciation and amortization	27,004,730	36,971,061

[700003] Informative data - Income statement for 12 months

Concepto	Current Year 2015-04-01 - 2016-03-31	Previous Year 2014-04-01 - 2015-03-31
Informative data - Income Statement for 12 months [abstract]		
Revenue	1,111,852,462	1,459,293,015
Profit (loss) from operating activities	160,553,060	482,744,096
Profit (loss)	-674,033,626	-330,135,852
Profit (loss), attributable to owners of parent	-674,003,720	-329,798,906
Operating depreciation and amortization	157,984,919	142,475,457

[800001] Breakdown of credits

Institución [eje]	Institución Extranjera (Sí/No)	Fecha de firma/contrato	Fecha de vencimiento	Tasa de interés y/o sobretasa	Moneda nacional [miembro] Intervalo de tiempo [eje] Año actual [miembro]	Hasta 1 año [miembro]	Hasta 2 años [miembro]	Hasta 3 años [miembro]	Hasta 4 años [miembro]	Hasta 5 años o más [miembro]	Moneda extranjera [miembro] Intervalo de tiempo [eje] Año actual [miembro]	Hasta 1 año [miembro]	Hasta 2 años [miembro]	Hasta 3 años [miembro]	Hasta 4 años [miembro]	Hasta 5 años o más [miembro]
Bancarios [sinopsis]																
Comercio exterior (bancarios)																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Con garantía (bancarios)																
APPLE BANK FOR [illegible] (1) (7) 1	SI	[illegible]	[illegible]	0.84	0	0	0	0	0	0	409,447	0	204,724	0	0	0
BANCO BILBAO VIZCAYA (1) [illegible] 2	SI	[illegible]	[illegible]	1.63	0	0	0	0	0	0	237,571	0	237,571	237,571	237,571	237,571
BANK OF AMERICA N. (1) (8) 3	SI	[illegible]	[illegible]	1.18	0	0	0	0	0	0	174,016	174,015	348,030	348,030	348,030	[illegible]
BNP PARIBAS (1) (8) 4	SI	2008-06-30	2017-06-20	0.87	0	0	0	0	0	0	[illegible]	0	409,447	0	0	0
BNP PARIBAS (1) (8) 5	SI	2008-08-14	2017-06-20	0.97	0	0	0	0	0	0	409,447	0	204,724	0	0	0
BN[illegible] (1) [illegible] 6	SI	[illegible]	[illegible]	1.1	0	0	0	0	0	0	696,060	0	[illegible]	696,060	696,060	698,060
CITIBANK INTERNATI (1) (8) 7	SI	[illegible]	[illegible]	1.58	0	0	0	0	0	0	[illegible]	0	843,868	843,868	421,929	0
CITIBANK NA (1) (8) 8	SI	2016-09-30	2026-12-16	1.2	0	0	0	0	0	0	[illegible]	0	[illegible]	[illegible]	[illegible]	[illegible]
CREDIT AGRICOLE C (1) (8) 9	SI	2008-11-30	2017-02-26	0.91	0	0	0	0	0	0	28,774	28,774	0	0	0	0
CREDIT AGRICOLE CI (1) (8) 10	SI	2016-09-30	2026-12-15	1.2	0	0	0	0	0	0	[illegible]	0	826,671	826,571	826,671	[illegible]
EXPORT DEVELOPMENT (1) (7) 11	SI	[illegible]	[illegible]	2.35	0	0	0	0	0	0	0	0	6,219,869	0	0	0
EXPORT DEVELOPMENT (1) (8) 12	SI	2012-07-18	2017-07-18	2.35	0	0	0	0	0	0	0	0	6 211,084	0	0	0
EXPORT DEVELOPMENT (1) (8) 13	SI	2010-08-11	[illegible]	0.87	0	0	0	0	0	0	870,076	0	870,076	870 076	870 076	870 076
EXPORT IMPORT BANK (1) (7) 14	SI	[illegible]	[illegible]	3.81	0	0	0	0	0	0	1,827,165	0	1,827,168	1 827,168	1,827,167	0
EXPORT IMPORT BANK (1) (7) 15	SI	2011-12-28	2021-12-30	2.46	0	0	0	0	0	0	622,046	0	622,046	622,046	622 045	1,043 880
HSBC BANK PLC (1) (7) 16	SI	[illegible]	[illegible]	3.48	0	0	0	0	0	0	106,094	106,094	0	0	0	0
HSBC BANK PLC (1) (7) 17	SI	2005-02-05	2017-06-28	5.45	0	0	0	0	0	0	[illegible]	0	4,301	0	0	0
HSBC BANK PLC (1) (8) 18	SI	2005-11-14	2017-06-30	1	0	0	0	0	0	0	[illegible]	0	[illegible]	0	0	0
HSBC BANK PLC (1) (8) 19	SI	2010-06-30	[illegible]	1.49	0	0	0	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0
HSBC BANK PLC (1) [illegible] 20	SI	2010-04-29	[illegible]	1.61	0	0	0	0	0	0	117,060	117,050	234,099	234 099	234,099	0
HSBC BANK PLC (1) (8) 21	SI	2010-04-15	2020-04-16	1.27	0	0	0	0	0	0	183,599	0	183,599	183 599	183,699	91 799
HSBC BANK PLC (1) (8) 22	SI	2011-09-23	[illegible]	1.6	0	0	0	0	0	0	142,354	0	142,354	142 354	142,364	211,066
ING CAPITAL LLC (1) (8) 23	SI	2006-11-30	2016-05-15	0.77	0	0	0	0	0	0	153,643	0	0	0	0	0
ING CAPITAL LLC (1) (8) 24	SI	2008-06-13	2017-06-20	0.95	0	0	0	0	0	0	204,724	0	102,362	0	0	0
JAPAN BANK FOR INT [illegible] (7) 25	SI	[illegible]	[illegible]	1.66	0	0	0	0	0	0	40,136	[illegible]	0	0	0	0
JAPAN BANK FOR INT (3) (7)26	SI	[illegible]	[illegible]	[illegible]	0	0	0	0	0	0	1,668	1,667	0	0	0	0
JAPAN BANK FOR INT (3) (7)27	SI	[illegible]	[illegible]	[illegible]	0	0	0	0	0	0	[illegible]	[illegible]	0	0	0	0
JAPAN BANK FOR INT (3) (7)28	SI	2004-10-03	[illegible]	2.06	0	0	0	0	0	0	[illegible]	23,185	0	0	0	0
JAPAN BANK FOR INT (3) (7)29	SI	[illegible]	[illegible]	2.16	0	0	0	0	0	0	[illegible]	96 886	0	0	0	0
JAPAN BANK FOR INT (3) (7)30	SI	2004-10-03	[illegible]	2 36	0	0	0	0	0	0	64 619	64,617	0	0	0	0
JAPAN BANK FOR INT (3) (7)31	SI	2004-10-03	[illegible]	[illegible]	0	0	0	0	0	0	6,784	6,783	0	0	0	0
JP MORGAN CHASE BA (1) (8)32	SI	[illegible]	2017-06 20	0 95	0	0	0	0	0	0	307,086	0	153,643	0	0	0
JP MORGAN CHASE BA (1) (8)33	SI	[illegible]	2019-12 20	1.65	0	0	0	0	0	0	288,798	0	288,798	288 798	[illegible]	0
JP MORGAN CHASE BA (1) (8)34	SI	2009-09 28	2019-12-20	1.65	0	0	0	0	0	0	149 979	0	149,979	149 979	[illegible]	0
JP MORGAN CHASE BA (1) (8)35	SI	2009-07-28	2019-12 20	1.65	0	0	0	0	0	0	83,265	0	83,265	83 268	83 268	0
JP MORGAN CHASE BA (1) (8)36	SI	2010-12 13	2020-12 21	1.1	0	0	0	0	0	0	348,030	0	348,030	348 033	[illegible]	348 030
JP MORGAN CHASE BA (1) (8)37	SI	2011-12 23	2021-12-30	1.23	0	0	0	0	0	0	174,016	0	[illegible]	174 016	174,016	[illegible]

Institución [eje]	Institución Extranjera (Si/No)	Fecha de firma/contrato	Fecha de vencimiento	Tasa de interés y/o sobretasa	Denominación [eje]											
					Moneda nacional [miembro]						Moneda extranjera [miembro]					
					Intervalo de tiempo [eje]						Intervalo de tiempo [eje]					
					Año actual [miembro]	Hasta 1 año [miembro]	Hasta 2 años [miembro]	Hasta 3 años [miembro]	Hasta 4 años [miembro]	Hasta 5 años o más [miembro]	Año actual [miembro]	Hasta 1 año [miembro]	Hasta 2 años [miembro]	Hasta 3 años [miembro]	Hasta 4 años [miembro]	Hasta 5 años o más [miembro]
JP MORGAN CHASE BA (1) (8)38	SI	2011-12-23	2021-12-30	1.07	0	0	0	0	0	0	698,060	0	696 060	698,060	696 060	1,376 474
MIZUHO BANK LTD (1) (8)39	SI	2009-08-15	2018-12-14	1.16	0	0	0	0	0	0	1,306,113	0	1,306,113	1,306,113	0	0
MIZUHO BANK LTD (1) (8)40	SI	2010-03-25	2020-03-24	2.81	0	0	0	0	0	0	614,186	614,186	1,228,372	1,228,372	1,228,111	0
NATIXIS (2) (7)41	SI	1984-02-22	2016-06-30	2	0	0	0	0	0	0	25	0	0	0	0	0
PRIVATE EXPORT FUN (1) (8)42	SI	2010-12-14	2020-12-21	1.1	0	0	0	0	0	0	348,030	0	348,030	348,030	348 030	348,030
SOCIETE GENERALE (1) (7)43	SI	2006-03-02	2017-02-13	4.77	0	0	0	0	0	0	215 354	215,354	0	0	0	0
SOCIETE GENERALE (1) (8)44	SI	2010-01-13	2017-02-13	0.88	0	0	0	0	0	0	30,487	30,487	0	0	0	0
SOCIETE GENERALE (1) (8)45	SI	2006-03-02	2017-02-13	0.98	0	0	0	0	0	0	119 860	119,860	0	0	0	0
SOCIETE GENERALE (1) (8)46	SI	2005-11-30	2017-02-13	1.31	0	0	0	0	0	0	62,615	62,615	0	0	0	0
SOCIETE GENERALE (1) (8)47	SI	2010-12-13	2020-12-21	1.09	0	0	0	0	0	0	348,030	0	348,030	348 030	348 030	348,030
THE EXPORT-IMPORT (1) (7)48	SI	2005-07-12	2017-02-13	4.77	0	0	0	0	0	0	73,722	73 722	0	0	0	0
INT DEV NO PAG49	NO	2016-01-01	2016-12-31	0	0	0	0	0	0	0	311 953	0	0	0	0	0
INT DEV NO PAG50	NO	2016-01-01	2016-12-31	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL	NO				0	0	0	0	0	0	15 631 892	2 043 415	24,236 981	12 875 001	10,856 792	16 766,349
Banca comercial																
BANCO MERCANTIL DE (6) (11)51	NO	2014-12-23	2026-03-19	4.97	731 707	243,902	975,610	975,610	976 610	4 808 067	0	0	0	0	0	0
BANCO NAC DE OBRAS (6) (11)52	NO	2016-03-28	2017-03-28	4.38	0	9 700	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE (1) (7)53	SI	2003-06-26	2018-02-07	5.44	0	0	0	0	0	0	348,030	0	348 030	174,016	0	0
BANCO NACIONAL DE (6) (11)54	NO	2016-03-17	2017-03-17	4.68	0	3,300	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER SA (1) (8)55	SI	2016-02-17	2020-02-17	1.29	0	0	0	0	0	0	0	0	0	0	34,549 762	0
BBVA BANCOMER SA (6) (11)56	NO	2016-06-02	2017-01-27	4.61	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)57	NO	2016-07-10	2023-09-29	5.35	0	0	400	800	1	2,742,298	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)58	NO	2014-12-19	2026-02-01	5.06	355,654	121,951	487,805	487,805	487,805	2,404,667	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)59	NO	2014-12-19	2026-02-01	5.35	0	0	0	0	0	4,966,162	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)60	NO	2016-12-29	2016-04-29	4.82	4,400	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)61	NO	2015-12-15	2016-05-15	4.81	10	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)62	NO	2015 10 07	2025-07-07	4.64	1,360	460	1,800	1,800	1,800	9,726 090	0	0	0	0	0	0
CREDIT AGRICOLE C (1) (8)63	SI	2016-06-02	2016-04-18	1.3	0	0	0	0	0	0	7,830,876	0	0	0	0	0
CREDIT AGRICOLE C (1) (8)64	SI	2015-09-15	2016-04-22	1.28	0	0	0	0	0	0	13,921,200	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)65	SI	2016-08-14	2016-04-22	1.28	0	0	0	0	0	0	4,350,376	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)66	SI	2015-08-14	2016-04-22	1.23	0	0	0	0	0	0	4 350 376	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)67	SI	2016-01-27	2016-04-27	1.48	0	0	0	0	0	0	2,262,186	0	0	0	0	0
CREDIT AGR COLE CI (1) (8)68	SI	2014-03-20	2016-04-28	1.24	0	0	0	0	0	0	17,401,500	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)69	SI	2015-08 28	2016-08-30	1.74	0	0	0	0	0	0	2 088,180	0	0	0	0	0
EXPORT DEVELOPMENT (1) (8)70	SI	2011-12 29	2016-12-29	1.83	0	0	0	0	0	0	3,473,512	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)71	NO	2011-12 29	2016-12-29	4.61	1,161,982	0	0	0	0	0	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)72	NO	2015-10-22	2022-10-14	4.74	0	0	0	312 600	1,250	3,381,524	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)73	NO	2014-09-09	2024-07-26	4.64	300	100	400	400	400	1,711,900	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)74	NO	2014-07-29	2024-07-26	4.64	1,960	650	2,600	2,600	2,600	11,686,973	0	0	0	0	0	0
NACIONAL FINANC ER (6) (11)75	NO	2016-03-17	2017-03-17	4.69	0	0	0	0	0	0	0	0	0	0	0	0
NACIONAL FINANC ER (6) (7)76	NO	2012-12 21	2022 12 21	0.66	0	0	0	0	0	1,998 946	0	0	0	0	0	0
BANCO SANTANDER (1) (7)77	SI	2015-04-08	2018-03-08	1.79	0	0	0	0	0	0	0	0	0	4 350,376	0	0
MIZUHO BANK LTD (1) (7)78	SI	2016-03-18	2016-04-18	1.34	0	0	0	0	0	0	1,740,160	0	0	0	0	0
CREDIT AGR COLE C (1) (7)79	SI	2016-02-03	2016-04-04	1.64	0	0	0	0	0	0	1,740,160	0	0	0	0	0
CREDIT AGRICOLE C (1) (7)80	SI	2016-04-03	2016-04-04	1.64	0	0	0	0	0	0	1,740,160	0	0	0	0	0
CREDIT AGRICOLE C (1) (7)81	SI	2016-08-03	2016-08-04	1.64	0	0	0	0	0	0	1,740,160	0	0	0	0	0

PEMEX **Consolidated**

Ticker: PEMEX Quarter: 1 Year: 2016

Institución [eje]	Institución Extranjera [Si/No]	Fecha de firma/contrato	Fecha de vencimiento	Tasa de interés y/o sobretasa	Denominación [eje] Moneda nacional [miembro] Intervalo de tiempo [eje] Año actual [miembro]	Hasta 1 año [miembro]	Hasta 2 años [miembro]	Hasta 3 años [miembro]	Hasta 4 años [miembro]	Hasta 5 años o más [miembro]	Moneda extranjera [miembro] Intervalo de tiempo [eje] Año actual [miembro]	Hasta 1 año [miembro]	Hasta 2 años [miembro]	Hasta 3 años [miembro]	Hasta 4 años [miembro]	Hasta 5 años o más [miembro]
BANK OF NOVA SCOTI (1) (7)82	SI	2016-03-22	2016-04-22	1.33	0	0	0	0	0	0	1,740,160	0	0	0	0	0
NACIONAL FINANCIER (1) (8)83	NO	2014-12-17	2017-12-18	1.4	0	0	0	0	0	0	0	0	3,918,989	0	0	0
NACIONAL FINANC ER (1) (8)84	NO	2015-06-05	2017-12-18	1.4	0	0	0	0	0	0	0	0	870,075	0	0	0
NACIONAL FINANC ER (1) (8)85	NO	2016-12-14	2017-12-18	1.4	0	0	0	0	0	0	0	0	1,848,968	0	0	0
BANAMEX (1) (7)86	NO	2011-11-05	2021-11-05	5.28	0	0	0	0	0	0	60,874	17,410	71,978	75,871	79,976	98,789
BANAMEX (1) (7)87	NO	2012-03-27	2022-01-27	3.8	0	0	0	0	0	0	48,481	16,690	67,786	70,445	73,193	141,762
BANAMEX (1) (7)88	NO	2013-02-28	2023-07-02	3.8	0	0	0	0	0	0	42,023	14,348	68,682	60,879	63,288	199,040
BANAMEX (1) (7)89	NO	2013-02-28	2023-07-02	3.8	0	0	0	0	0	0	42,023	14,348	68,682	60,879	63,258	199,040
BBVA BANCOMER (1) (7)90	NO	2012-02-14	2021-12-28	3.5	0	0	0	0	0	0	43,442	14,886	60,721	82,913	65,182	116,530
BBVA BANCOMER (1) (7)91	NO	2012-02-14	2021-12-20	3.5	0	0	0	0	0	0	48,903	16,739	67,760	70,307	72,832	130,633
BBVA BANCOMER (1) (7)92	NO	2012-02-14	2021-12-28	3.5	0	0	0	0	0	0	48,688	16,648	67,912	70,363	72,901	130,336
BBVA BANCOMER (1) (7)93	NO	2012-02-14	2021-12-30	3.5	0	0	0	0	0	0	43,381	14,888	60,783	62,896	65,163	116,662
BBVA BANCOMER (1) (7)94	NO	2013-03-26	2021-12-30	3.5	0	0	0	0	0	0	41,988	14,352	58,602	60,814	62,819	191,796
BBVA BANCOMER (1) (7)95	NO	2013-07-06	2023-04-24	3.5	0	0	0	0	0	0	41,912	14,305	58,601	60,699	62,687	203,289
INT DEV NO PAG96	NO	2016-01-01	2016-12-31	0	527,624	0	0	0	0	0	100,973	0	0	0	0	0
TOTAL	NO				20,787,167	23,666,863	6,663,415	7,376,915	8,613,415	43,326,495	65,278,470	184,896	7,717,170	6,860,156	36,231,851	1,527,687
Otros bancarios																
BERGESEN WORLDWIDE (1) (7)97	SI	2007-07-23	2022-08-23	8	0	0	0	0	0	0	366,398	109,919	439,678	439,676	439,678	1,062,666
COPFS (1) (8)98	SI	2006-01-02	2017-07-31	1.96	0	0	0	0	0	0	3,446,441	337,149	733,860	107,358	1,179	0
DEUTSCI E BANK MX (1) (7)99	SI	2013-11-28	2023-11-28	4.45	0	0	0	0	0	0	172,988	68,965	242,478	253,491	265,004	1,106,514
F/1551 FIDEI YUNEN (1) (7)100	NO	2016-01-02	2026-01-01	4.44	0	0	0	0	0	0	187,102	63,741	262,127	273,977	286,364	1,577,640
F/1659 F DEI KUKULK (1) (7)101	NO	2016-10-04	2026-01-03	4.54	0	0	0	0	0	0	186,048	63,064	259,462	271,461	284,016	1,628,746
BLUE MARINE SH PP NG (1) (7)102	SI	2008-08-13	2018-08-13	8	0	0	0	0	0	0	107,667	37,292	156,739	83,126	0	0
BLUE MARINE SH PP NG (1) (7)103	SI	2008-02-09	2018-08-13	7.98	0	0	0	0	0	0	93,802	32,620	136,681	72,488	0	0
F TAPIAS MEXICO, SA (1) (7)104	SI	2008-10-23	2018-02-11	7.98	0	0	0	0	0	0	106,470	36,919	155,208	124,747	0	0
F TAPIAS MEXICO, SA (1) (7)105	SI	2008-11-14	2018-11-10	8	0	0	0	0	0	0	108,470	36,919	155,208	124,747	0	0
TOTAL	NO				0	0	0	0	0	0	4,772,284	776,498	2,541,463	1,761,073	1,276,241	6,376,366
Total bancarios																
TOTAL	NO				20,787,167	23,666,863	6,663,415	7,376,915	8,613,415	43,326,495	86,683,446	2,874,399	34,495,623	18,606,229	47,403,084	23,668,371
Bursátiles y colocaciones privadas [sinopsis]																
Bursátiles listadas en bolsa (quirografarios)																
BANCO INVEX SA INS (6) (11)106	NO	2011-03-10	2017-10-04	4.3	0	0	6,959,826	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)107	NO	2012-11-29	2017-11-23	4.24	0	0	11,465,028	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)108	NO	2013-06-25	2017-11-23	4.24	0	0	2,502,178	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)109	NO	2013-03-22	2017-11-23	4.24	0	0	2,490,394	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)110	NO	2016-09-30	2018-09-26	4.41	0	0	0	1,366,817	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)111	NO	2014-01-30	2019-02-28	4.12	0	0	0	1,992,936	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)112	NO	2014-11-09	2019-02-28	4.12	0	0	0	6,653	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)113	NO	2013-09-12	2019-02-28	4.12	0	0	0	1,096,634	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)114	NO	2013-09-19	2019-02-28	4.12	0	0	0	4,993,037	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)115	NO	2014-02-07	2019-02-28	4.12	0	0	0	1,499,027	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)116	NO	2015-07-16	2020-11-19	4.21	0	0	0	0	0	640,135	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)117	NO	2016-11-02	2020-11-19	4.21	0	0	0	0	0	4,255,867	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)118	NO	2014-11-27	2020-11-19	4.21	0	0	0	0	0	4,993,929	0	0	0	0	0	0

PEMEX **Consolidated**

Ticker: PEMEX Quarter: 1 Year: 2016

Institución [eje]	Institución Extranjera (Si/No)	Fecha de firma/contrato	Fecha de vencimiento	Tasa de interés y/o sobretasa	Denominación [eje]											
					Moneda nacional [miembro]						Moneda extranjera [miembro]					
					Intervalo de tiempo [eje]						Intervalo de tiempo [eje]					
					Año actual [miembro]	Hasta 1 año [miembro]	Hasta 2 años [miembro]	Hasta 3 años [miembro]	Hasta 4 años [miembro]	Hasta 5 años o más [miembro]	Año actual [miembro]	Hasta 1 año [miembro]	Hasta 2 años [miembro]	Hasta 3 años [miembro]	Hasta 4 años [miembro]	Hasta 5 años o más [miembro]
BANCO INVEX SA INS (6) (7)119	NO	2010-08-02	2020-01-27	9.1	0	0	0	0	10,060,800	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)120	NO	2011-07-12	2021-11-24	7.65	0	0	0	0	0	20,517,260	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)121	NO	2013-09-26	2024-12-09	7.19	0	0	0	0	0	67,381,083	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)122	NO	2014-11-27	2026-12-11	7.47	0	0	0	0	0	31 029,236	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)123	NO	2010-08-02	2020-01-27	4.2	0	0	0	0	4,369,843	0	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)124	NO	2011-03-10	2021-09-20	3.55	0	0	0	0	0	3,662,458	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)125	NO	2014-01-30	2026-01-15	3.94	0	0	0	0	0	17,674,471	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)126	NO	2012-11-29	2028-11-06	3.02	0	0	0	0	0	3,920,712	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)127	NO	2016-03-30	2035-06-09	6.23	0	0	0	0	0	6,187,661	0	0	0	0	0	0
BNP PARIBAS (4) (7)128	SI	2016-08-12	2020-08-12	1.5	0	0	0	0	0	0	0	0	0	0	0	10,787,147
CI BANCO, S.A. INS (6) (11)129	NO	2016-03-23	2019-02-10	6.42	0	0	0	0	6 994 637	0	0	0	0	0	0	0
CREDIT SUISSE (4) (7)130	SI	2012-10-04	2019-10-04	2.6	0	0	0	0	0	0	0	0	0	0	5,398,923	0
DEUTSCHE BANK AG (1) (7)131	SI	2007-10-22	2018-01-03	6.76	0	0	0	0	0	0	0	0	43,306,556	0	0	0
DEUTSCHE BANK AG (1) (7)132	SI	2001-11-14	2022-01-02	8.63	0	0	0	0	0	0	0	0	0	0	0	2,788,603
DEUTSCHE BANK AG (1) (7)133	SI	2006-03-06	2035-06-15	6.53	0	0	0	0	0	0	0	0	0	0	0	30 462 626
DEUTSCHE BANK AG (1) (7)134	SI	2008-04-05	2038-06-16	8.83	0	0	0	0	0	0	0	0	0	0	0	8 643 326
DEUTSCHE BANK AG (2) (7)136	SI	2009-07-10	2017-09-01	5.5	0	0	0	0	0	0	0	19,663,250	0	0	0	0
DEUTSCHE BANK AG (2) (7)136	SI	2006-08-17	2017-06-11	5.78	0	0	0	0	0	0	0	0	3 861 661	0	0	0
DEUTSCHE BANK AG (2) (7)137	SI	2016-03-15	2019-03-15	3.75	0	0	0	0	0	0	0	0	0	26,448,393	0	0
DEUTSCHE BANK AG (2) (7)138	SI	2013-11-27	2020-11-27	3.13	0	0	0	0	0	0	0	0	0	0	0	26,413,556
DEUTSCHE BANK AG (2) (7)139	SI	2015-04-21	2022-04-21	1.88	0	0	0	0	0	0	0	0	0	0	0	19 607,408
DEUTSCHE BANK AG (2) (7)140	SI	2016-03-15	2023-03-16	6.13	0	0	0	0	0	0	0	0	0	0	0	17 662,417
DEUTSCHE BANK AG (2) (7)141	SI	2005-02-22	2025-02-24	5.5	0	0	0	0	0	0	0	0	0	0	0	19 653,260
DEUTSCHE BANK AG (2) (7)142	S	2014-04-16	2026-04-16	3.75	0	0	0	0	0	0	0	0	0	0	0	19,652,668
DEUTSCHE BANK AG (2) (7)143	S	2015-04-21	2027-04-21	2.75	0	0	0	0	0	0	0	0	0	0	0	24,300,886
DEUTSCHE BANK AG (2) (7)144	S	2015-06-11	2030-06-11	4.63	0	0	0	0	0	0	0	0	0	0	0	1,846,346
DEUTSCHE BANK AG (3) (7)145	S	2002-05-12	2023-05-12	3.5	0	0	0	0	0	0	0	0	0	0	0	4,628,400
DEUTSCHE BANK AG (5) (7)146	S	2008-02-08	2022-02-08	8.25	0	0	0	0	0	0	0	0	0	0	0	8,719 073
DEUTSCHE BANK AG (8) (7)147	SI	2012-04-26	2017-04-26	6.13	0	0	0	0	0	0	0	0	1,990 342	0	0	0
DEUTSCHE BANK TRUS (1) (7)148	SI	1998-01-04	2018-03-30	9.25	0	0	0	0	0	0	0	0	2 033 281	0	0	0
DEUTSCHE BANK TRUS (1) (7)149	SI	2013-07-18	2016-07-18	3.5	0	0	0	0	0	0	0	0	0	17,358 700	0	0
DEUTSCHE BANK TRUS (1) (7)150	SI	2014 01 23	2019-01-23	3.13	0	0	0	0	0	0	0	0	0	8 894 881	0	0
DEUTSCHE BANK TRUS (1) (7)151	SI	2015-04-02	2019-04-02	5.5	0	0	0	0	0	0	0	0	0	13 029 698	0	0
DEUTSCHE BANK TRUS (1) (7)152	SI	2009-03-02	2019-03-05	8	0	0	0	0	0	0	0	0	0	0	34 633,199	0
DEUTSCHE BANK TRUS (1) (7)153	SI	2010-05-02	2020-05-03	6	0	0	0	0	0	0	0	0	0	0	17 324,089	0
DEUTSCHE BANK TRUS (1) (7)154	SI	2015-01-23	2020-07-23	3.5	0	0	0	0	0	0	0	0	0	0	0	26,058,466
DEUTSCHE BANK TRUS (1) (7)155	SI	2010-07-21	2021-01-21	5.5	0	0	0	0	0	0	0	0	0	0	0	62,328,719
DEUTSCHE BANK TRUS (1) (7)156	S	2016-04-02	2021-04-02	6.38	0	0	0	0	0	0	0	0	0	0	0	21 714,742
DEUTSCHE BANK TRUS (1) (7)157	S	2012-01-24	2022-01-24	4.88	0	0	0	0	0	0	0	0	0	0	0	38,323,733
DEUTSCHE BANK TRUS (1) (7)158	S	2013-01-30	2023-01-30	3.5	0	0	0	0	0	0	0	0	0	0	0	35,446,677
DEUTSCHE BANK TRUS (1) (7)159	S	1993-01-03	2023-01-12	8.63	0	0	0	0	0	0	0	0	0	0	0	2,279,649
DEUTSCHE BANK TRUS (1) (7)160	SI	2013-07-18	2024-01-18	4.88	0	0	0	0	0	0	0	0	0	0	0	26,985,616
DEUTSCHE BANK TRUS (1) (7)161	SI	2014-10-15	2025-01-15	4.25	0	0	0	0	0	0	0	0	0	0	0	17,308 426
DEUTSCHE BANK TRUS (1) (7)162	SI	2016-01-23	2026-01-23	4.5	0	0	0	0	0	0	0	0	0	0	0	28,022 641
DEUTSCHE BANK TRUS (1) (7)163	SI	2016-04-02	2026-04-08	5.88	0	0	0	0	0	0	0	0	0	0	0	51 989,307
DEUTSCHE BANK TRUS (1) (7)164	SI	2004-12-30	2027-09-15	5.5	0	0	0	0	0	0	0	0	0	0	0	2,929,119

Institución [eje]	Institución Extranjera (Si/No)	Fecha de firma/contrato	Fecha de vencimiento	Tasa de interés y/o sobretasa	Denominación [eje]											
					Moneda nacional [miembro]						Moneda extranjera [miembro]					
					Intervalo de tiempo [eje]						Intervalo de tiempo [eje]					
					Año actual [miembro]	Hasta 1 año [miembro]	Hasta 2 años [miembro]	Hasta 3 años [miembro]	Hasta 4 años [miembro]	Hasta 5 años o más [miembro]	Año actual [miembro]	Hasta 1 año [miembro]	Hasta 2 años [miembro]	Hasta 3 años [miembro]	Hasta 4 años [miembro]	Hasta 5 años o más [miembro]
DEUTSCHE BANK TRUS (1) (7)165	SI	1997-09-18	[illegible]	9.5	0	0	0	0	0	0	0	0	0	0	0	1,776,321
DEUTSCHE BANK TRU (1) (7)1[illegible]	SI	[illegible]	[illegible]	6.63	0	0	0	0	0	0	0	0	0	0	0	18,187,431
DEUTSCHE BANK TRUS (1) (7)167	SI	[illegible]	2041-02-06	5.5	0	0	0	0	0	0	0	0	0	0	0	52,314,960
DEUTSCHE BANK TRUS (1) (7)168	SI	2012-06-26	2044-06-27	5.5	0	0	0	0	0	0	0	0	0	0	0	76,419,673
DEUTSCHE BANK TRUS (1) (7)1[illegible]	SI	2014-01-23	2045-01-23	6.38	0	0	0	0	0	0	0	0	0	0	0	51,821,513
DEUTSCHE BANK TRUS (1) (7)1[illegible]	SI	2015-01-23	2046-01-23	5.63	0	0	0	0	0	0	0	0	0	0	0	51,767,564
DEUTSCHE BANK TRUS (1) (7)171	SI	[illegible]	2046-12-28	6.63	0	0	0	0	0	0	0	0	0	0	0	17,384,693
DEUTSCHE BANK TRU (1) (7)172	SI	[illegible]	[illegible]	2.54	0	0	0	0	0	0	0	0	0	8 688,242	0	0
SCOTIA INVERLAT CA (7) (13)173	NO	[illegible]	2019-05-12	5	0	0	0	0	9,242,560	0	0	0	0	0	0	0
SCOTIA INVERLAT CA (7) (13)174	NO	2004 12 23	2019-05-12	5	0	0	0	0	7,708,247	0	0	0	0	0	0	0
THE BANK OF NEW YO (2) (7)17[illegible]	SI	[illegible]	[illegible]	6.28	0	0	0	0	0	0	19,705,263	0	0	0	0	0
PEMEX FINANCE (1) (7)176	SI	1998-07-27	2017-08-15	10.61	0	0	0	0	0	0	[illegible]	217,519	435,038	0	0	0
PEMEX FINANCE (1) (7)177	SI	1998-12-14	2018-11-15	9.15	0	0	0	0	0	0	815 695	271,898	[illegible]	815,695	0	0
INT DEV NO PAG178	NO	2016-01-01	2018 12-31	0	1,781,887	0	0	0	0	0	[illegible]	0	0	0	0	0
TOTAL	NO				1,781,887	0	23,436,426	15 937,903	35,378,077	150,059,881	32 125,842	28,142,687	52,734,442	75,036,510	57,358,211	762 919 631
Bursátiles listados en bolsa (con garantía)																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Colocaciones privadas (quirografarios)																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Colocaciones privadas (con garantía)																
CREDIT AGRICOLE CI (1) (7)179	SI	[illegible]	2022 12-20	1.7	0	0	0	0	0	0	696,080	0	696,080	[illegible]	696,080	2,060,768
CREDIT AGRICOLE CI (1) (7)180	SI	[illegible]	2022-12-20	1.95	0	0	0	0	0	0	696,080	0	696,080	696,080	[illegible]	[illegible]
CREDIT AGRICOLE CI (1) (7)181	SI	2012-06-07	2022-12-20	2	0	0	0	0	0	0	696,060	0	696,060	[illegible]	696,080	2,080,449
SUMITOMO MITSUI BA (3) (8)182	SI	2008-09-19	2020-09-29	0.77	0	0	0	0	0	0	0	0	0	0	0	[illegible]
WELLS FARGO NA (1) (7)183	SI	2013-04-11	[illegible]	2.28	0	0	0	0	0	0	304 626	304,626	609 053	609,053	609,053	2,429,925
WELLS FARGO NA (1) (7)184	SI	2013-09-19	[illegible]	2.83	0	0	0	0	0	0	348 030	348,030	696,060	696,060	696,060	2,776,592
WELLS FARGO NA (1) (7)185	SI	[illegible]	2026-04-15	2.38	0	0	0	0	0	0	870,076	0	870,076	870,076	870,076	4,773,474
WELLS FARGO NA (1) (7)186	SI	[illegible]	2025 12-15	2.46	0	0	0	0	0	0	913,679	0	913,679	913,679	913,679	5,462,319
WELLS FARGO NA (1) (8)187	SI	[illegible]	[illegible]	1.06	0	0	0	0	0	0	978,834	[illegible]	1,305,113	1,305,113	1,305,113	5,201,061
WELLS FARGO NA (1) (8)188	SI	[illegible]	[illegible]	0.97	0	0	0	0	0	0	652,556	217,519	870,076	[illegible]	[illegible]	4,447,912
INT DEV NO PAG[illegible]	NO	[illegible]	[illegible]	0	0	0	0	0	0	0	298,649	0	0	0	0	0
TOTAL	NO				0	0	0	0	0	0	6,464,428	1,136,353	7 362,136	7,262,136	7,262,136	41,307,885
Total bursátiles listados en bolsa y colocaciones privadas																
TOTAL	NO				1,781,387	0	23,436,[illegible]	[illegible]	30 376,077	[illegible]	[illegible]	[illegible]	[illegible]	62,387,645	64,708,346	804,227,516
Otros pasivos circulantes y no circulantes con costo [sinopsis]																
Otros pasivos circulantes y no circulantes con costo																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total otros pasivos circulantes y no circulantes con costo																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Proveedores [sinopsis]																
Proveedores																

PEMEX **Consolidated**

Ticker: PEMEX Quarter: 1 Year: 2016

Institución [eje]	Institución Extranjera (Si/No)	Fecha de firma/contrato	Fecha de vencimiento	Tasa de interés y/o sobretasa	Denominación [eje]											
					Moneda nacional [miembro]						Moneda extranjera [miembro]					
					Intervalo de tiempo [eje]						Intervalo de tiempo [eje]					
					Año actual [miembro]	Hasta 1 año [miembro]	Hasta 2 años [miembro]	Hasta 3 años [miembro]	Hasta 4 años [miembro]	Hasta 5 años o más [miembro]	Año actual [miembro]	Hasta 1 año [miembro]	Hasta 2 años [miembro]	Hasta 3 años [miembro]	Hasta 4 años [miembro]	Hasta 5 años o más [miembro]
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total proveedores																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Otros pasivos circulantes y no circulantes sin costo [sinopsis]																
Otros pasivos circulantes y no circulantes sin costo																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total otros pasivos circulantes y no circulantes sin costo																
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total de créditos																
TOTAL	NO				[illegible]	23,686,853	30,098,840	23,313,818	44,883,492	183,386,376	124,163,417	24,315,418	94,532,200	[illegible]	112,111,438	827,895,887

[800003] Annex - Monetary foreign currency position

	Currencies [axis]				
Foreign currency position [abstract]	Dollars [member]	Dollar equivalent in pesos [member]	Other currencies equivalent in dollars [member]	Other currencies equivalent in pesos [member]	Total pesos [member]
Monetary assets [abstract]					
Current monetary assets	4,185,549,202	72,834,834,439	3,484,109	60,628,723	72,895,463,162
Non-current monetary assets	343	5,969	48	835	6,804
Total monetary assets	4,185,549,545	72,834,840,408	3,484,157	60,629,558	72,895,469,966
Liabilities position [abstract]					
Current liabilities	58,112,960,568	1,011,252,683,323	112,369,498,432	197,238,569,111	1,208,491,252,434
Non-current liabilities	650,565	11,320,806	11,416,177	198,658,610	209,979,416
Total liabilities	58,113,611,133	1,011,264,004,129	112,380,914,609	197,437,227,721	1,208,701,231,850
Net monetary assets (liabilities)	-53,928,061,588	-938,429,163,721	-112,377,430,452	-197,376,598,163	-1,135,805,761,884

[800005] Annex - Distribution of income by product

	Income type [axis]			
	National income [member]	Export income [member]	Income of subsidiaries abroad [member]	Total income [member]
PETROLIFEROS:				
COMBUSTOLEO	2,223,657	0	0	2,223,657
DIESEL	28,424,291	0	0	28,424,291
GAS L.P.	19,729,191	0	0	19,729,191
GASOLINA MAGNA SIN	53,642,457	0	0	53,642,457
GASOLINA PREMIUM	18,636,182	0	0	18,636,182
OTROS REFINADOS	5,512,001	0	0	5,512,001
TURBOSINA	2,444,973	0	0	2,444,973
PETRÓLEO CRUDO	0	46,809,490	0	46,809,490
PRODUCTOS REFINADOS	0	3,650,327	0	3,650,327
PRODUCTOS PETROQUÍMICOS	0	2,721,796	0	2,721,796
EFECTO MARGINAL VENTAS DE CÍAS. SUBSIDIARIAS	0	15,351,915	0	15,351,915
DISMINUCIÓN POR MERMAS	37	0	0	37
PETROQUÍMICOS:				
AROMÁTICOS Y DERIVADOS	1,470,238	0	0	1,470,238
DERIVADOS DEL ETANO	3,859,602	0	0	3,859,602
DERIVADOS DEL METANO	819,940	0	0	819,940
OTROS PETROQUIMICOS	845,430	0	0	845,430
PROPILENO Y DERIVADOS	1,259,170	0	0	1,259,170
GAS SECO	14,402,023	0	0	14,402,023
INGRESOS POR SERVICIOS	3,186,520	0	0	3,186,520
TOTAL	156,455,712	68,533,528	0	224,989,240

Financial derivate instruments

Management discussion about the policy uses of financial derivate instruments, explaining if these policies are allowed just for coverage or for other uses like trading

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated scheme for risk management, regulate the use of derivative financial instruments (DFIs) and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's current internal regulation. PEMEX has a Financial Risk Committee, which is a collegial body for consultation, opinion and decision on financial risk exposure, financial risk mitigation schemes and DFIs' negotiation.

Approved DFIs are mainly traded on the OTC (Over the Counter) market, however exchange traded instruments may also be used. In the case of PMI-TRD, the DFIs are traded on CME-Clearport. The different types of DFIs that PEMEX trades are described below, in the subsections corresponding to each type of risk and related to the applicable markets defined above.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outcoming cash flows related to its liabilities.

As part of the regulatory framework for financial risk management, PEMEX has established in its internal normativity the counterparties that are eligible to trading DFIs and other financial instruments.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI Trading also has its own risk management subcommittee which supervises the trading of DFIs.

Given that outstanding DFIs of Petróleos Mexicanos have been entered into for risk mitigation purposes, namely, with economic hedging purpose, there is no need to establish and monitor market risk limits.

For those portfolios with an open market risk exposure, our financial risk management regulatory framework establishes the implementation and monitoring of market risk limits such as VaR and Capital at Risk (CAR) limits.

PEMEX has credit guidelines for DFIs that Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals offers to its domestic customers, which establish the use of guarantees as well as the determination of credit lines. For exchange traded DFIs, PEMEX trades under the margin requirements of the corresponding exchange market, thereby PEMEX does not have an internal policies for these latter cases.

DFI Contracts held with financial counterparties do not consider collateral exchange. Notwithstanding, PEMEXs regulatory framework establishes the promotion of credit risk mitigation strategies such as collateral exchange.

PEMEX does not have an independent third party to verify the compliance of the aforementioned normativity; however, PEMEX has internal control procedures that certify the compliance of existing policies and guidelines.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

Fair Value of DFIs

PEMEX monitors the fair value of our DFIs portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs though the tools developed by its market information providers such as Bloomberg. PEMEX has no policies to designate a calculation or valuation agent.

Given that PEMEX's hedges are cash flow hedges, their effectiveness is preserved regardless the variations in the underlying assets or reference variables, in this sense, asset flows are fully offset by liabilities flows. Therefore, is not necessary to measure or monitor the hedge effectiveness.

Fair value hierarchy

Assumptions fall under Level 1 and 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Management discussion about intern and extern sources of liquidity that could be used for attending requirements related to financial derivate instruments

Liquidity Risk

The main internal source of liquidity comes from PEMEX operations. Additionally, through its debt planning and U.S. dollar selling operations, PEMEX currently preserves cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations such as those related to DFI's. In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting horizons that consider each currency's cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or "in-house bank". In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

Market Risk

i. *Interest Rate Risk*

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to London Interbank Offered Rate (LIBOR) and to Mexican peso TIIE.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX invests in pesos and U.S. dollars in compliance with applicable internal regulations through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk. During the fourth quarter of 2015 no interest rate swap expired.

ii. *Exchange Rate Risk*

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel -net of the IEPS Tax-, tax duties, incentives, and other related taxes, petrochemicals, and natural gas and our byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of liquefied petroleum gas (LPG), which are priced in pesos and represent less than 5% of PEMEX's revenues.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are established in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, PEMEX swaps this debt into pesos, depending on market conditions. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Sterling pound and Australian dollar, which are each swapped against the U.S. dollar, and UDIs which are swapped against the peso. During the fourth quarter of 2015 one cross currency swap expired with a gain (loss) of $ (44,184), recognized under the concept of Derivative financial instruments (cost) income—net.

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

iii. *Hydrocarbon Price Risk*

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints.

In 2015, PEMEX entered into various swaps in order to hedge the risk arising from the variations of the propane import price. These DFIs were held over a percentage of the total volume of importation and with maturity dates in 2015

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex Industrial Transformation enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex Industrial Transformation maintains a negligible or even null exposure to market risk. These portfolios have VaR and CaR limits in order to bound market risk exposure. During the fourth quarter of 2015, the expired DFIs were twenty three swaps and eleven options with domestic customers, while with financial counterparties were twenty three swaps and eleven options, with a gain of $ 5,153 recognized under the concept of Derivative financial instruments (cost) income—net.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results. During the fourth quarter of 2015, PMI Trading closed twenty two DFIs positions listed in CME-Clearport related to commodities, with a profit of Ps. 1,298,619 recognized under the concept of Derivative financial instruments (cost) income—net. During the fourth quarter of 2015, PMI had twenty-seven margin calls, which accounted for a net flow of Ps. 732,221.

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

iv. *Risk Relating to the Portfolio of Third-Party Shares*

As of December 31, 2015, PMI-HBV owned 20,724,331 Repsol, S.A. shares and P.M.I. Holdings Petróleos España, S.L. held one for a total of 20,724,332 shares. These have no related DFIs.

Counterparty or Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. PEMEX monitors its counterparties' creditworthiness and calculate the credit risk exposure for its DFIs. As a risk mitigation strategy, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

In order to estimate the credit risk exposure to each financial counterparty, the potential future exposure is calculated by projecting the risk factors used in the valuation of each DFI in order to estimate the MtM value for different periods, taking into account any credit risk mitigation provisions.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "*recouponing*" provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market ("MtM") exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in nine cross-currency swaps from the first to the fourth quarter of 2015, these were used to hedge the exchange rate exposure to the euro and to the Australian dollar. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, "Fair Value Measurement", the fair value or MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs. There were no defaults during the fourth quarter of 2015.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both, us and the counterparty CDSs', at each payment date; and c) the default recovery rates of each counterparty.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

First in order to qualify for these DFIs, Pemex Industrial Transformations' customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, beginning on October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, exercising the rights to collateral, and if the collateral is insufficient to cover the fair value, natural gas supply is suspended until the payment is made

On August 20, 2014, certain amendments to the credit guidelines were enacted, this allowed Pemex-Gas and Petrochemicals, and now Pemex Industrial Transformation, to offer to its clients with an adequate credit rating, based on an internal financial and credit assessment DFIs with an exemption from collateral requirements up to certain amount through a credit line approved by the credit committee. Moreover, if the credit line is insufficient to cover each client's exposure, the client is obligated to deposit collateral. If a client suffers an event of default, DFIs related to this client are terminated early and natural gas supply is suspended until the payment is made.

PMI Trading's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME-Clearport.

Accounting standards applied and the impact on results

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of IAS 39, "Financial Instruments

Recognition and Measurement" ("IAS 39") for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income, net" line item in the consolidated statement of comprehensive income.

As of December 31, 2015 and 2014, the net fair value of PEMEX's DFIs was Ps. (25,699,581) and Ps. (15,897,184), respectively. As of December 31, 2015 and 2014, PEMEX did not have any DFIs designated as hedges.

As mentioned above, all of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item.

For the years ended December 31, 2015 and 2014, PEMEX recognized a net gain (loss) of Ps. (21,449,877) and Ps. (9,438,570), respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of December 31, 2015 and 2014, PEMEX did not recognize any embedded derivatives (foreign currency or index).

SENSITIVITY ANALISIS

PEMEX DFIs are entered into have the purpose to mitigate completely the market risk for specific flows or predetermined volumes associated to our operations. DFIs have the same characteristics (e.g. underlying, payment dates, amounts, or volumes) as the hedged position, but with the opposite exposure to the market risk factor. As a result of these mitigation strategies, PEMEX has a negligible sensitivity to the hedged market risk factors.

Given that PEMEX's hedges are cash flow hedges, the effectiveness thereof is maintained regardless of variations in the underlying assets or reference variables, in this sense, since, through time, asset flows are fully offset by the ones from liabilities flows. Therefore, is not necessary to measure or monitor the hedge effectiveness.

Natural Gas DFIs that Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, offers to its domestic customers are reported as transactions with trading purposes. However, such operations are fully compensated with the operations entered into with their financial counterparts through Mex Gas Supply, SL. Through this mechanism (back-to-back), Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, maintains a negligible or even null market risk exposure, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness.

Other DFIs seek to fix hydrocarbons prices, where the DFIs' underlying is the same as the one involved in the commercialization, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness. It is noteworthy that the price fixing DFIs of PMI Trading (crude and oil), are classified under cash and cash equivalents for accounting purposes due to its liquidity.

Quantitative information for disclosure

TABLE 1
Interest Rate and Currency Derivatives
(In thousands of pesos, except as noted, as of March 31, 2016)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2016	2017	2018	2019	2020	Thereafter	
Interest Rate Swaps	Hedging	35,455,556	LIBOR USD 3M=0.62860%	LIBOR USD 3M=0.6127%	(902,400)	(117,646)	3,328,037	3,871,834	3,871,834	3,871,834	3,871,834	16,640,184	0
Currency Swaps	Hedging	227,809,715	MXN = 17.4015 1/EUR = 1.1294 1/GBP = 1.4376 JPY = 120.40938 UDI = 5.38118 CHF = 0.9918 AUD = 1.37061 Exchange rates against US dollar.	MXN = 17.0073 1/EUR = 1.1241 1/GBP = 1.5178 JPY = 119.81191 UDI = 5.30972 CHF = 0.9734 AUD = 1.43082 Exchange rates against US dollar.	(21,213,509)	(18,408,735)	887,184	31,448,111	0	21,758,707	58,582,358	115,133,356	0
Currency Swaps with credit linked options	Hedging	19,725,704	1/EUR = 1.0931 JPY = 120.40938 Exchange rates against US dollar.	1/EUR = 1.1241 JPY = 119.81191 Exchange rates against US dollar.	(4,021,654)	(3,495,595)	19,725,704	0	0	0	0	0	0

TABLE 2
Natural Gas Derivatives
(In thousands of pesos, except as noted, as of March 31, 2016)

Derivative Type	Hedging/ Trading	Volume (In MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (In MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2016	2017	2018	2019	2020	Thereafter	
Long Swaps	Trading	4,787,325	2.13	2.56	(32,990)	(30,108)	3,154,691	1,142,042	490,592	0	0	0	0
Short Swaps	Trading	(4,787,325)	2.13	2.56	37,675	33,167	(3,154,691)	(1,142,042)	(490,592)	0	0	0	
European Call Long	Trading	5,463,950	2.13	2.56	5,426	17,655	4,584,000	642,200	234,000	3,750	0	0	
European Call Short		(5,464,038)			(5,310)	(17,483)	(4,584,088)	(642,200)	(234,000)	(3,750)	0	0	

(1) Representative underlying asset value.

Portfolio that integrates position with national clients and inverse position with international counterparties, maintaining a negligible exposure to market risk.

TABLE 3
Propane Financial Derivatives
(In thousands of pesos, except as noted, as of March 31, 2016)

Derivative Type	Hedging/ Trading	Volume (In millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2016	2017	2018	2019	2020	Thereafter	
Propane Swaps	Hedging	0.0	16.3	19.4	(276,553)	(461,574)	0	0	0	0	0	0	0

(1) Net Volume.

(2) Representative underlying asset value per barrel.

TABLE 4

Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(In thousands of pesos, except as noted, as of March 31, 2016)

Derivative Type	Hedging/ Trading	Volume (In millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered (3)
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2016	2017	2018	2019	2020	Thereafter	
Futures	Hedging	0.0	0.0	48.4	(7,594)	8,036	0.0	0	0	0	0	0	N.A
Exchange Traded Swaps	Hedging	(6.2)	31.2	43.9	334,733	364,567	(6.2)	0	0	0	D	0	N.A

(1) Net Volume.

(2) Representative underlying asset value per barrel.

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 527,272,407

TABLE 5

Financial Derivative Instruments from Treasury

(In thousands of pesos, except as noted, as of March 31, 2016)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value (1)		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2016	2017	2018	2019	2020	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	1,729,833	LIBOR USD 1M = 0.4295%	LIBOR USD 1M = 0.1930%	(75,019)	(96,194)	240,683	251,390	262,297	273,733	285,503	416,227	0

(1) Representative underlying asset value.

LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of September 30, 2015 Ps. 17.0073 = US$1.00 and December 31, 2015 Ps. 17.2065 = US$1.00

The information in these tables has been calculated using the exchange rates as of September 30, 2015 Ps. 19.1179 = US$1.00 and December 31, 2015 Ps. 18.80843 = US$1.00

Disclosure of notes and other explanatory information

(a) Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of March 31, 2016 and December 31, 2015, and for the three-month periods ended March 31, 2016 and 2015, in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements for the year ended December 31, 2015. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On April 28, 2016, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Matters, and Mr. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b) Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost or present value. The principal items measured at fair value are derivative financial instruments ("DFIs"). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations.

For the periods ended March 31, 2016 and 2015, PEMEX recognized net losses of Ps. 62,012,514 and Ps. 100,546,286, respectively, caused mainly by the decrease in international oil prices which impacted its sales and triggered the impairment of some of its assets in 2015, and the high tax burden applicable to the industry. Additionally, as of March 31, 2016 and December 31, 2015, PEMEX had a negative equity of Ps. 1,394,490,914 and Ps. 1,331,675,898 respectively, which resulted in a negative working capital of Ps. 82,746,780 and Ps. 176,207,224, respectively.

PEMEX's principal use of funds in the three-months period ended March 31, 2016 was capital expenditures, including exploration expenditures (amounting to Ps. 25,085,414), which were met primarily with cash provided by net cash flows from financing activities that totaled Ps. 109,321,838. For the period ended March 31, 2016, PEMEX's net cash flow used in operating activities of Ps. (51,429,846) was less than the resources needed to fund its net capital expenditures of Ps. 25,085,414. Total sales decreased by 19.5%

Disclosure of notes and other explanatory information

in the three months-period ended March 31, 2016, from Ps. 279,499,247 in the three months-period ended March 31, 2015 to Ps. 224,989,240 in the three months-period ended March 31, 2016.

PEMEX believes net cash flows from its operating and financing activities, including the establishment of lines of credit with certain banks and new financing schemes, will be sufficient to meet its working capital, debt service an capital expenditure requirements in 2016, due to the adjusted investment, taxation and financing plans made jointly with Mexican Government, to address declining oil prices and maintain its financial strength and flexibility.

Notwithstanding the negative results and adverse environment faced by PEMEX, PEMEX believes that the benefits from the structural changes arising from the Energy Reform described in Note 1 and the actions taken by the management are aimed at ensuring the continuity of PEMEX's operations, reducing costs, generating more revenue and operating more efficiently. PEMEX received, among other things, the following benefits from the Energy Reform:

- PEMEX maintained existing customer contracts with the possibility of extending these contracts, thereby ensuring significant revenue from the sale of products and services.

- As a result of the first bidding process for exploration and production fields (referred to as Round Zero), PEMEX retained 96% of proved reserves in the country. PEMEX also has the opportunity to participate, either by itself or jointly with any other participant, in the auction processes that will allocate the right to explore proved and possible reserves located in the remaining fields.

- The renegotiation of pension obligations resulted in a decrease in liabilities for employee benefits of Ps. 194,703,087 and in an increase in profit of Ps. 184,272,433 for the year ended December 31, 2015. In addition, the Mexican Government may assume a portion of PEMEX's pension liabilities in an amount equivalent to the decrease in liabilities for employee benefits mentioned above, once that amount is reviewed by an independent expert. Any resources that PEMEX may receive from the Mexican Government arising from the Mexican Government's assumption of its pension liabilities will be used exclusively for pension liability payments. PEMEX has already received a contribution of Ps. 50 from the Mexican Government.

- During the year ended December 31, 2015, PEMEX received contributions from the federal government for an amount of Ps. 60.

In order to ensure compliance with its obligations and operate competitively and efficiently, PEMEX is being redefined by implementing, among other actions, the following actions:

- Reduction in the annual budget for 2016 in the amount of Ps. 100 to partially offset the decline in income and budgeted expenses without significantly affecting production targets for oil and gas.

- Identification of opportunities for joint arrangements that can generate additional income and savings in investment costs.

Disclosure of notes and other explanatory information

- Migration of existing assignments of reserves to other companies, which will improve the tax regime applicable to PEMEX.

- Adjustments to investment and financing plans, including the establishment of lines of credit with certain banks and new financing schemes (such as trusts that hold assets primarily related to the transportation and storage of hydrocarbons, commonly known as "FIBRA E").

- As of January 1, 2016, new employees receive a defined contribution plan instead of a defined benefit plan. Additionally, PEMEX will provide existing employees with the option to migrate from a defined benefit plan to a defined contribution plan.

- Sale of non-essential assets to obtain working capital.

PEMEX is not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX's existing financing agreements include any clause that would lead to the demand for immediate payment of the respective debt due to having negative equity.

As a result of the foregoing factors and of the additional financial support announced by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the "SHCP") on April 13, 2016, which will provide PEMEX with a total cash flow injection of Ps. 73,500 comprised of (1) a capital contribution of Ps. 26,500, which PEMEX received on April 21, 2016 and (2) Ps. 47 of short-term Mexican Government debt securities, which PEMEX will receive later this year in exchange for the Ps. 50 promissory note issued to PEMEX by the Mexican Government, and because, in accordance with IFRS 1, "Financial Reporting Standards" ("IFRS 1"), Management does not intend to liquidate PEMEX or to cease trading, PEMEX prepared its unaudited condensed consolidated interim financial statements as of March 31, 2016 and December 31, 2015 on a going concern basis. However, PEMEX has had recurring net losses from its operations, negative working capital and negative equity, which cast significant doubt upon the entity's ability to continue as a going concern. PEMEX has disclosed the circumstances that have caused these negative trends and the actions it is taking to face them. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

(c) Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

i. the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii. PEMEX is an entity owned by the Federal Government. Petróleos Mexicanos and its subsidiary entities have budgetary autonomy, subject to maintaining financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government), the

Disclosure of notes and other explanatory information

spending cap and personnel service proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

iii. benefits to employees were approximately 40% of PEMEX's total liabilities as of March 31, 2016 and 41% of PEMEX's total liabilities as of December 31, 2015. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

iv. cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México*, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the period-end exchange rate for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

(d) Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

Disclosure of interim financial reporting

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on July 20, 1938 and came into effect on that date.

On December 20, 2013, the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the "Energy Reform Decree"). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States ("Mexico") through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies in accordance with the applicable regulatory law.

The main aspects of the Energy Reform Decree related to Petróleos Mexicanos are:

- The Mexican Government will retain ownership and control of productive state-owned companies and legislation issued pursuant to the Energy Reform Decree will contains provisions regulating the management, organization, operation, contracting procedures and other legal actions to be undertaken by these productive state-owned companies. In the case of Petróleos Mexicanos, the relevant legislation is the new *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) described below.
- The *Comisión Reguladora de Energía* (Energy Regulatory Commission) will have the authority to grant permits to PEMEX and other companies to engage in storage, transport and distribution pipeline of oil, gas, petroleum products and petrochemicals; regulating third party access to pipeline transportation and storage of hydrocarbons and its derivatives, and the regulation of first-hand sales of such products.
- The *Comisión Nacional de Hidrocarburos* (National Hydrocarbons Commission) will have the authority to carry on biddings, assign their winners and execute the agreements related to hydrocarbons exploration and extraction as well as regulate exploration and extraction matters.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the *Ley de Petróleos Mexicanos* (the Petróleos Mexicanos Law) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, once the Board of Directors of Petróleos Mexicanos was designated, except for certain provisions. On December 2, 2014, once the new Board of Directors of Petróleos Mexicanos and the supervision, transparency and accountability mechanisms for Petróleos Mexicanos began operating, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the declaration specified in

Disclosure of interim financial reporting

Transitional Article 10th of the Petróleos Mexicanos Law, pursuant to which the special regime governing Petróleos Mexicanos' activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015 the *Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias* (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and thereafter the special regime for acquisitions, leases, services and public works matters came into effect.

The *Ley de Hidrocarburos* (Hydrocarbons Law) was published on August 11, 2014 in the Official Gazette of the Federation and became effective the day following its publication. The Hydrocarbons Law repealed the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) that had been in effect prior to its publication.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of developing business, economic, industrial and commercial activities in order to carry out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

In accordance with the special regime provided under the Petróleos Mexicanos Law, Petróleos Mexicanos is able to perform the activities, operations or services necessary to fulfill its purpose (i) by itself, (ii) with the support of the new productive state-owned subsidiaries and affiliates or (iii) by entering into agreements, alliances, partnerships or any other legal arrangement with Mexican or international entities in the private or public sectors.

The Subsidiary Entities, *Pemex Exploración y Producción* (Pemex Exploration and Production), *Pemex Transformación Industrial* (Pemex Industrial Transformation), *Pemex Perforación y Servicios* (Pemex Drilling and Services), *Pemex Logística* (Pemex Logistics), *Pemex Cogeneración y Servicios* (Pemex Cogeneration and Services), *Pemex Fertilizantes* (Pemex Fertilizers) and *Pemex Etileno* (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the "Subsidiary Entities").

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were *Pemex-Exploración y Producción, Pemex-Refinación* (Pemex-Refining), *Pemex-Gas and Petroquímica Básica* (Pemex-Gas and Basic Petrochemicals) and

Disclosure of interim financial reporting

Pemex-Petroquímica (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

Before the secondary legislation came into effect pursuant to the Energy Reform Decree, the activities of Petróleos Mexicanos and its Subsidiary Entities were regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Mexican Constitution), the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, the Petróleos Mexicanos Law published in the Official Gazette of the Federation on November 28, 2008 and the *Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos* (Decree to establish the structure, operation, and control of the subsidiary entities, or the "Subsidiary Entities Decree") published in the Official Gazette of the Federation on March 21, 2012.

In accordance with Transitional Article 8th of the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization (defined below) proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization proposal, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which have assumed all of the rights and obligations of the existing Subsidiary Entities (the "Corporate Reorganization"). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed in the productive state-owned subsidiary Pemex Industrial Transformation.

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved *the Estatuto Orgánico de Petróleos Mexicanos* (Organic Statute of Petróleos Mexicanos) and the *acuerdos de creación* (creation resolutions) of each productive state-owned subsidiary. The Subsidiary Entities and their principal respective purposes are as follows:

- Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.

Disclosure of interim financial reporting

- Pemex Industrial Transformation: This entity performs activities related to refining, processing, import, export, trading and sale of hydrocarbons.
- Pemex Drilling and Services: This entity performs drilling services and repair and services of wells.
- Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.
- Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly.
- Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.
- Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others.

The Organic Statute of Petróleos Mexicanos was published, in the Official Gazette of the Federation, on April 28, 2015 and came into effect the day following its publication.

On April 28, 2015, the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation. Each creation resolution included a provision establishing that the creation resolution would come into effect once the required administrative procedures to start operations were in place and the Board of Directors of Petróleos Mexicanos issued and published a statement related to each creation resolution in the Official Gazette of the Federation.

On May 29, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos

Disclosure of interim financial reporting

was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

As of the date of this report, all of the creation resolutions of the productive state-owned subsidiaries have come into effect.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The "Subsidiary Companies" are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3(a)).

"Associates," as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX."

PEMEX's address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

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- Note 2(d) Financial instruments
- Note 2(g) Wells, pipelines, properties, plant and equipment, net; Succesful efforts accounting method
- Note 2(i) Impairment of non-financial assets
- Note 2(k) Provisions
- Note 2(l) Employee benefits
- Note 2(m) Taxes and federal duties
- Note 2(o) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a) Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

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The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos' unaudited condensed consolidated interim financial statements applying the same accounting policies.

For more information about Subsidiary Companies, see Note 4.

Permanent investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control. A joint arrangement is either a joint operation or a joint venture. The classification of a joint arrangement as a joint operation or a joint venture depends on the rights and obligations of the parties to the arrangements. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and/or joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interest

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed

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consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as "non-controlling interest" and as "net income and comprehensive income for the period, attributable to non-controlling interests," in the unaudited condensed consolidated interim statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

(b) Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions and of the presentation of financial information.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the period.

(c) Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

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i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; or (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

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Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive results and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are recognized initially at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the statement of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that

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a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in the income result.

Impairment in available –for–sale financial assets

Additionally to the above mentioned, a significant or prolonged decline in the fair value of an available–for–sale financial asset is also objective evidence of impairment.

When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases and the reduction could be objectively related to an event occurring after the impairment recognition, this impairment loss previously recognized shall be reversed in the income result.

(e) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short–term commitments.

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Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(g) Wells, pipelines, properties, plant and equipment, net

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16"), initial cost of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

The cost of financing projects that require large investments or financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as

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part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor interest on financing and any other costs directly attributable to start up. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations carried out to maintain the facilities in normal operations of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment have different useful lives than such item and a cost that is significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

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Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(h) Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law and according with applicable accounting standards, as of the date of these unaudited condensed consolidated interim financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes. Pemex Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC") as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation and amortization line item.

(i) Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

Disclosure of interim financial reporting

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved reserves, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization of the relevant assets are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other permanent investments are recognized as profit (loss) sharing in associates.

If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the carrying amount of the item, as though no impairment had been recognized.

(j) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of

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comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(k) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a present obligation for which a future disbursement and the value of such disbursements reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

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(l) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability, death and survivors benefits, medical services and gas and basic food basket for beneficiaries are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(m) Taxes and federal duties

Current income tax

Current income tax assets or liabilities for the current and prior years shall be measured at the amount expected to be paid or recovered from the taxation authorities, using the tax rates that have been enacted or substantively enacted by the end of the year.

Current taxes related with items that are recognized in equity shall be presented directly in other comprehensive income. At the end of each reporting period, Petróleos Mexicanos evaluates the regulations that are subject to interpretation and creates corresponding provisions when necessary.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

Deferred tax liability shall be recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

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- the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- for taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, a deferred tax liability shall be recognized when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and the carry forward of unused tax credits and any tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences and that the carry forward of unused tax credits and unused tax losses can be utilized, unless:

- the deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset shall be reviewed at the end of each reporting period. An entity shall reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

An entity shall offset deferred tax assets and deferred tax liabilities, if and only if the entity has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

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Federal taxes and duties

PEMEX is subject to certain special taxes and duties, which are based on the value of hydrocarbons extracted, with certain deductions and established quotas set for the time spent and surface exploration.

These taxes and duties are recognized in accordance with IAS 12, "Profit Tax" (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

(n) Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or "IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

(o) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(p) Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;
- the moment at which the customer picks up product at PEMEX's facilities; or
- the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

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(q) Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues and expenses, net

For the three months ended March 31, 2016 and 2015, other revenues and expenses, net, consisted primarily of sanctions, penalties and franchise fees.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX's administrative personnel, which include personnel-related expenses.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments income (cost), net

Derivative financial instruments income (cost), net, represents the net effect of the profit or loss for the period associated with DFIs (see Note 3(d)).

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Exchange (loss), net

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

(r) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

(s) Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

PEMEX classifies a non-current asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, the asset is available for immediate sale and the sale is expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value less cost of sale is presented in a separate line item in the unaudited, condensed consolidated interim financial statements. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale shall be presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and presented as a single amount.

Non-current asset held for distribution to owners

When a non-current asset is classified as held for distribution to owners the assets must be available for immediate distribution in their present conditions and the distribution must be expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount, and fair value less cost of distribution is presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

Disclosure of interim financial reporting

The liabilities of a disposal group classified as held for distribution to owners shall be presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

- represents a separate major line of business or geographical area of operations;
- is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

The revenue, expenses and pre-tax profit or loss of discontinued operations are only presented in a specific line item in the unaudited condensed consolidated interim financial statements of comprehensive income.

(t) Accounting changes

The IASB issued the new IFRS mentioned below, which are applicable to PEMEX and are effective for annual periods beginning January 1, 2016:

a) Amendments to IAS 16 and IAS 38 "Intangible Assets" ("IAS 38")

- The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items in property, plant and equipment.
- The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.
- The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

Disclosure of interim financial reporting

b) Amendments to IFRS 11, "Joint Arrangements" ("IFRS 11")

- The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, "Business Combinations" ("IFRS 3"), and additionally requires certain related disclosures.

- These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

- These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early application is permitted.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

c) Amendments to IFRS 5, "Non-Current Assets Held-for-Sale and Discontinued Operations" ("IFRS 5")

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for–distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

- Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

- Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments apply prospectively and are effective for periods beginning on or after January 1, 2016.

The amendment had no impact on these unaudited condensed consolidated interim financial statements.

Disclosure of interim financial reporting

d) Amendments to IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7")

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, "First Time Adoption of International Financial Reporting Standards."

The amendments are effective for periods beginning on or after January 1, 2016.

Applicability of the Amendments to IFRS 7 on Offsetting Disclosure to Condensed Interim Financial Statements

The amendments to IFRS 7 were made to eliminate uncertainty as to whether the disclosure required for offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that such disclosure is not explicitly required for all interim periods. However, the disclosure may need to be included in condensed interim financial statements to comply with IAS 34.

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" ("IAS 8") and are effective for periods beginning on or after January 1, 2016.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

e) Amendments to IAS 19, "Employee Benefits" ("IAS 19")

The amendments to IAS 19 clarify that investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

Disclosure of interim financial reporting

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

f) Amendments to IAS 34, "Interim Financial Reporting" ("IAS 34")

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented "elsewhere in the interim financial report" but is not included in the interim financial statements. The amendments require the inclusion of a cross-reference from the interim financial statements to the location of such information in the interim financial report, which must be available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

(u) New IFRS not yet adopted

The IASB issued the amendments and new IFRS mentioned below, which are effective for the annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its unaudited condensed consolidated interim financial statements.

Amendments that effective for periods beginning in 2017:

a) IAS 12 "Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses" ("IAS 12")

IASB issues amendments to IAS 12 to clarify the diversity of practices in the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The amendments to IAS 12 include some explanatory paragraphs and an illustrative example.

The amendments clarify the following aspects:

- Unrealized losses on debt instruments measured at fair value for accounting purposes and measured at cost for tax purposes give rise to deductible temporary differences regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.

- The carrying amount of an asset does not limit the estimation of probable future taxable profits.

Disclosure of interim financial reporting

- Estimates of future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

- An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are to be applied retrospectively and are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

b) Amendments to IAS 7 "Statement of Cash Flows" ("IAS 7")

The amendments to IAS 7. The amendments are intended to clarify IAS 7 to improve information provided to financial statement user about an entity's financing activities.

Changes

The amendments in IAS 7 come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities are disclosed: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effects of changes in foreign exchange rate; (iv) changes in fair values; and (v) other changes.

The IASB defines liabilities arising from financing activities as liabilities "for which cash flows were, or future cash flows will be, classified in the statements of cash flows as cash flows from financing activities." It also stresses that the new disclosure requirements also relate to changes in financial assets if they meet the same definition.

The amendments state that one way to fulfill the new disclosure requirements is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

The amendments are effective for annual periods beginning on or after 1 January 2017. Earlier application is permitted. Entities need not provide comparative information when they first apply the amendments.

Disclosure of interim financial reporting

Amendments effective for periods beginning in 2018:

a) IFRS 9, "Financial Instruments" ("IFRS 9")

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 ("IFRS 9 (2014)"), replaces the previous versions of IFRS 9 and completes the IASB's project to replace IAS 39, "Financial Instruments."

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking "expected loss" impairment model and a substantially reformed approach to hedge accounting.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity's business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity's risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in

Disclosure of interim financial reporting

the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

b) IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15")

IFRS 15 describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

- identify customer contracts that fall within the scope of the new standard;
- identify the separate performance obligations in the contract based on the following criteria: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; and c) homogeneous and consistent sales pattern;
- determine the price of the transaction by applying the following considerations: a) variable consideration and constraining estimates of variable consideration; b) the existence of a significant financing component in the contract; c) any non-cash consideration; and d) the consideration payable to the customer;
- allocate the transaction price to each separate performance obligation; and
- recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During

Disclosure of interim financial reporting

the year of application, entities may apply the rule retrospectively or use a modified approach.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Amendments effective for periods beginning in 2019:

a) IFRS 16, "Leases" ("IFRS 16")

On January 2016, the IASB published a new accounting standard, IFRS 16 Leases (IFRS 16), which replaces IAS 17 Leases and Guide interpretation.

The main changes from the previous standard are:

- IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;
- the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;
- the distinction between financial and operating leasing is removed, therefore, assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low value assets; and
- the standard does not include significant changes to the requirements for accounting by lessors.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15 Revenue from Contracts with Customers. PEMEX is in the process of assessing the impact this new standard will have on its financial statements.

NOTE 3. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As mentioned in Note 1, due to PEMEX's reorganization, as of March 31, 2016, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

The consolidated Subsidiary Companies are as follows:

Disclosure of interim financial reporting

- P.M.I. Marine, Ltd. (PMI Mar) (i)
- P.M.I. Services, B.V. (PMI SHO) (i)
- P.M.I. Holdings, B.V. (PMI HBV) (i)
- P.M.I. Trading, Ltd. (PMI Trading) (i)
- PEMEX Internacional España, S. A. (PMI SES) (i)
- P.M.I. Holdings Petróleos España, S.L. (HPE) (i)
- P.M.I. Services North América, Inc. (PMI SUS) (i)
- P.M.I. Holdings North América, Inc. (PMI HNA) (i)
- P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)
- P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)
- PMI Field Management Resources, S.L. (FMR) (i)
- PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)
- Pro-Agroindustria, S. A. de C. V. (AGRO) (i)(iii)
- PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)(iii)
- PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)(iii)
- PMI Cinturón Transoceánico Gas Natural, S.A. de C.V. (PMI CT) (i)(iv)
- PMI Transoceánico Gas LP, S.A. de C.V. (PMI TG) (i)(iv)
- PMI Servicios Portuarios Transoceánicos, S.A. de C.V. (PMI SP) (i)(iv)
- PMI Midstream del Centro, S.A. de C.V. (PMI MC) (i)(iv)
- Pemex Procurement International, Inc. (PPI)
- Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)
- Pemex Finance, Ltd. (FIN) (ii)
- Mex Gas Internacional, S.L. (MGAS) (v)
- Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V. (III) (vi)
- Kot Insurance Company, AG. (KOT)
- PPQ Cadena Productiva, S.L. (PPQCP)
- III Servicios, S. A. de C. V. (III Servicios)
- PMI Ducto de Juárez, S. de R.L. de C.V. (i)(vii)

i. Member Company of the "PMI Group".
ii. Non-controlling interest company.
iii. As of 2014, these companies were included in the consolidated financial statements of PEMEX.
iv. As of 2015, these companies were included in the consolidated financial statements of PEMEX.
v. Formerly Mex Gas International, Ltd.
vi. Formerly Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V.
vii. As of January 1, 2016, this company was included in the consolidated financial statements of PEMEX.

NOTE 4. SEGMENT FINANCIAL INFORMATION

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, which prior to the Corporate Reorganization was conducted through six business segments: exploration and production, refining, gas and basic petrochemicals, petrochemicals, the Trading Companies (as defined below) and Corporate and other Subsidiary Companies. After the Corporate Reorganization

Disclosure of interim financial reporting

PEMEX's operations are now conducted through eleven business segments: exploration and production, refining, gas and basic petrochemicals, petrochemicals, cogeneration, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and Corporate and other Subsidiary Companies.

In this Note 5, for the three-months period ended March 31, 2016, PEMEX (a) presents, for comparison purposes, its business segments in accordance with the business segments it utilized before the Corporate Reorganization in accordance with IFRS 8, "Operating Segments" ("IFRS 8") and (b) its business segments in accordance with the manner in which it now defines its business segments following the Corporate Reorganization.

In each case, due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices. The primary sources of revenue for PEMEX's business segments following the Corporate Reorganization are as described below:

- The exploration and production segment earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through the Trading Companies. Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex Industrial Transformation to supply the refining segment.

- The refining segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. Pemex Industrial Transformation sells a significant portion of the fuel oil produced to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and a significant portion of jet fuel produced to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). The refining segment's most important products are different types of gasoline.

- The gas and basic petrochemicals segment earns revenues primarily from domestic sources. The gas and basic petrochemicals segment also consumes high levels of its own natural gas production. Most revenues generated by the gas and basic petrochemicals segment are obtained from the sale of natural gas, liquefied petroleum gas, naphtha, butane and ethane.

- The petrochemicals segment is engaged in the sale of petrochemical products to the domestic market, offering a wide range of products. The majority of the revenues generated by the petrochemicals segment comes from the production and sale of methane derivatives, ethane derivatives and aromatics and derivatives.

- The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy; it also provides technical and management activities associated with these services.

Disclosure of interim financial reporting

- The drilling segment receives income from drilling services, and wells repair and services.
- The logistics segment, operated by Pemex Logistics, earns income from transportation, storage and related services of crude oil, petroleum products and petrochemicals, through strategies such as pipelines and maritime and terrestrial resources, and from the provision of services related to the maintenance and handling of the products and guard and management services.
- The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.
- The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.
- The trading companies segment, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.
- The segment related to Corporate and other Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

Disclosure of interim financial reporting

The following tables present the unaudited condensed consolidated interim financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

As of/for the period ended March 31, 2016:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and other Subsidiary Companies	Intersegment eliminations	Total
Sales:													
Trade	–	111,469,780	35,105,587	996,960	–	–	–	1,494,344	4,202,521	68,533,528	–	–	221,802,720
Intersegment	120,568,204	13,942,485	12,096,535	2,381,198	–	2,644,861	416,449	33,577	446,112	69,773,004	15,842,852	(238,145,277)	–
Services income	–	1,140,576	118	126,882	–	–	13,622,997	515	11,751	162,235	1,417,739	(13,296,293)	3,186,520
Cost of sales	69,615,640	119,705,682	41,187,641	4,049,516	4,202	964,443	7,767,331	1,342,942	3,571,995	134,836,693	1,633,263	(222,233,350)	162,445,998
Gross income	50,952,564	6,847,159	6,014,599	(544,476)	(4,202)	1,680,418	6,272,115	185,494	1,088,389	3,632,074	15,627,328	(29,208,220)	62,543,242
Other revenues and expenses, net	4,471,286	729,492	761,079	(647,425)	74	63	34,188	2,594	47,086	167,333	54,614	(3,915,594)	1,704,790
Transportation, distribution and sales expenses	–	18,452,387	1,203,959	171,689	1,969	6	49,082	10,980	49,287	114,902	72	(13,828,625)	6,225,708
Administrative expenses	10,289,966	7,791,474	2,937,936	3,634,290	4,764	36,173	8,142,554	5,611	5,163	453,824	12,938,905	(19,317,656)	26,923,004
Operating income	45,133,884	(18,667,210)	2,633,783	(4,997,880)	(10,861)	1,644,302	(1,885,333)	171,497	1,081,025	3,230,681	2,742,965	22,467	31,099,320
Financing income	18,005,848	973,110	1,176,372	952,571	–	1,415	333	1,846	8,131	299,584	25,944,395	(45,583,538)	1,780,067
Financing cost	(22,071,109)	(523,151)	(344,928)	(16,087)	(2,344)	(157,962)	(142,743)	(476)	(2,937)	(339,480)	(41,560,048)	45,574,539)9	(19,586,726)
Derivative financial instruments income (cost), net	–	–	1,275	–	–	–	–	–	–	29,112	8,913,697	–	8,944,084
Exchange loss, net	(18,230,208)	1,088,331	(233,414)	1,357	–	(87,613)	(96,379)	(2,502)	217	(25,774)	(1,437,880)	–	(19,023,865)
(Loss) profit sharing in associates	(10,378)	–	(742)	–	(62,363)	–	–	–	–	(158,882)	(56,374,651)	56,391,965	(215,051)
Total taxes and duties	64,669,133	–	–	–	–	–	53,804	–	–	226,393	61,013	–	65,010,343
Net (loss) income	(41,841,096)	(17,128,920)	3,232,346	(4,060,039)	(75,568)	1,400,142	(2,177,926)	170,365	1,086,436	2,808,848	(61,832,535)	56,405,433	(62,012,514)
Total current assets	772,202,409	345,243,058	162,732,540	148,706,072	655,706	5,197,670	50,331,627	1,190,291	4,456,933	80,348,782	319,969,518	(1,566,518,123)	324,516,483
Permanent investments in associates	909,276	–	6,914,842	–	(45,474)	–	–	8,500	–	11,689,057	(301,211,352)	305,952,455	24,217,304
Wells, pipelines, properties, plant and equipment, net	962,229,248	248,964,321	–	25,704	–	21,917,326	58,962,343	7,382,281	18,343,114	3,070,249	23,180,745	–	1,344,075,331
Total assets	1,748,775,866	594,464,942	169,657,492	149,000,165	610,342	27,510,107	113,488,036	8,603,654	23,005,982	100,788,963	1,558,516,456	(2,669,604,791)	1,824,817,214
Total current liabilities	234,988,772	403,223,438	22,345,641	35,931,985	482,020	3,275,606	17,547,181	883,884	2,745,589	39,684,866	1,204,198,801	(1,558,044,520)	407,263,263
Long-term debt	1,380,625,181	15,322,784	828,254	223,267	–	11,922,042	4,914,782	–	–	3,495,831	1,413,820,954	(1,402,892,178)	1,428,260,917
Employee benefits	385,305,231	398,674,960	98,604,248	119,927,555	62,456	425,654	361,283	13,160	4,291	(33,601)	292,243,680	–	1,295,588,917
Total liabilities	2,077,264,906	820,296,363	122,046,186	156,317,115	544,476	15,623,302	26,591,315	897,044	2,749,880	46,241,819	2,926,292,966	(2,975,557,244)	3,219,308,128
Equity (deficit), net	(328,489,040)	(225,831,421)	47,611,306	(7,316,950)	65,866	11,886,805	86,896,721	7,706,610	20,256,102	54,547,144	(1,367,776,510)	305,952,453	(1,394,490,914)
Depreciation and amortization	21,917,783	3,154,107	–	–	–	737,241	516,872	118,967	331,772	21,978	206,010	–	27,004,730
Net periodic cost of employee benefits	8,729,539	9,132,433	2,245,991	2,612,579	1,285	7,837	8,247	627	680	26,230	6,471,432	–	29,236,880
Acquisition of wells, pipelines, properties, plant and equipment	21,377,760	5,709,195	–	–	–	7,113	1,412,969	95,278	194,203	45,212	1,020,831	–	29,862,561

Disclosure of interim financial reporting

As of/for the period ended March 31, 2016	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and other Subsidiary Companies	Intersegment eliminations	Total
Sales:								
Trade	Ps. –	Ps.111,469,780	Ps. 35,105,587	Ps. 6,693,825	Ps. 68,533,528	Ps. –	Ps. –	Ps. 221,802,720
Intersegment	123,213,065	14,358,934	12,096,535	2,860,887	69,773,004	15,842,852	(238,145,277)	–
Services income	–	14,763,573	118	139,148	162,235	1,417,739	(13,296,293)	3,186,520
Cost of sales	70,580,083	127,473,013	41,191,843	8,964,453	134,836,693	1,633,263	(222,233,350)	162,445,998
Gross income	52,632,982	13,119,274	6,010,397	729,407	3,632,074	15,627,328	(29,208,220)	62,543,242
Other revenues and expenses, net	4,471,349	763,680	761,153	(597,745)	167,333	54,614	(3,915,594)	1,704,790
Transportation, distribution and sales expenses	6	18,501,469	1,205,928	231,956	114,902	72	(13,828,625)	6,225,708
Administrative expenses	10,326,139	15,934,028	2,942,700	3,645,064	453,824	12,938,905	(19,317,656)	26,923,004
Operating income	46,778,186	(20,552,543)	2,622,922	(3,745,358)	3,230,681	2,742,965	22,467	31,099,320
Financing income	18,007,263	973,443	1,176,372	962,548	299,584	25,944,395	(45,583,538)	1,780,067
Financing cost	(22,229,071)	(665,894)	(347,272)	(19,500)	(339,480)	(41,560,048)	45,574,539	(19,586,726)
Derivative financial instruments income (cost), net	–	–	1,275		29,112	8,913,697	–	8,944,084
Exchange loss, net	(18,317,821)	991,952	(233,414)	(928)	(25,774)	(1,437,880)	–	(19,023,865)
(Loss) profit sharing in associates	(10,378)	–	(63,105)	–	(158,882)	(56,374,651)	56,391,965	(215,051)
Total taxes and duties	64,669,133	53,804	–	–	226,393	61,013	–	65,010,343
Net (loss) income	(40,440,954)	(19,306,846)	3,156,778	(2,803,238)	2,808,848	(61,832,535)	56,405,433	(62,012,514)
Total current assets	777,400,079	362,360,923	196,602,008	154,353,296	80,348,782	319,969,518	(1,566,518,123)	324,516,483
Permanent investments in associates	909,276	–	6,869,368	8,500	11,689,057	(301,211,352)	305,952,455	24,217,304
Wells, pipelines, properties, plant and equipment, net	984,146,574	307,926,664	–	25,751,099	3,070,249	23,180,745	–	1,344,075,331
Total assets	1,776,285,973	674,739,216	203,481,596	180,609,801	100,788,963	1,558,516,456	(2,669,604,791)	1,824,817,214
Total current liabilities	238,264,378	420,770,619	22,827,661	39,561,458	39,684,866	1,204,198,801	(1,558,044,520)	407,263,263
Long-term debt	1,392,547,223	20,237,566	828,254	223,267	3,495,831	1,413,820,954	(1,402,892,178)	1,428,260,917
Employee benefits	385,730,885	399,036,243	98,666,704	119,945,006	(33,601)	292,243,680	–	1,295,588,917
Total liabilities	2,092,888,208	846,887,678	122,590,662	159,964,038	46,241,820	2,926,292,966	(2,975,557,244)	3,219,308,128
Equity (deficit), net	(316,602,235)	(172,148,462)	80,890,934	20,645,763	54,547,143	(1,367,776,510)	305,952,453	(1,394,490,914)
Depreciation and amortization	22,655,024	3,670,979	–	450,739	21,978	206,010	–	27,004,730
Net periodic cost of employee benefits	8,737,376	9,140,680	2,247,276	2,613,886	26,230	6,471,432	–	29,236,880
Acquisition of wells, pipelines, properties, plant and equipment	21,384,873	7,122,164	–	289,481	45,212	1,020,831	–	29,862,561

Disclosure of interim financial reporting

As of March 31, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and other Subsidiary Companies	Intersegment eliminations	Total
Sales:								
Trade	Ps. –	Ps. 129,247,229	Ps. 34,250,513	Ps. 7,246,933	Ps. 105,160,580	Ps. –	Ps. –	Ps. 275,905,255
Intersegment	169,098,938	11,654,036	14,554,934	2,754,396	76,525,028	16,578,185	(291,165,517)	–
Services income	–	1,221,892	793,065	156,953	154,147	1,451,580	(183,645)	3,593,992
Cost of sales	83,522,058	154,180,268	46,873,700	9,545,645	177,372,009	896,537	(277,887,212)	194,503,005
Gross income	85,576,880	(12,057,111)	2,724,812	612,637	4,467,746	17,133,228	(13,461,950)	84,996,242
Other revenues and expenses— net	1,326,263	(509,739)	162,246	8,814	344,343	158,021	(151,429)	1,338,519
Transportation, distribution and sale expenses	–	8,706,808	1,073,059	322,760	100,844	60	(968,837)	9,234,694
Administrative expenses	11,491,556	8,162,061	2,853,964	3,621,426	472,239	14,704,987	(12,638,915)	28,667,318
Operating income	75,411,587	(29,435,719)	(1,039,965)	(3,322,735)	4,239,006	2,586,202	(5,627)	48,432,749
Financing income	3,254,276	24,839	601,078	5,708	291,428	36,679,765	(39,094,960)	1,762,134
Financing cost	(30,575,027)	(2,744,666)	(415,794)	(43,056)	(283,291)	(20,203,305)	39,108,323	(15,156,816)
Derivative financial instruments income (cost), net	–	–	1,064	–	(200,015)	(15,986,454)	–	(16,185,405)
Exchange (loss), net	(13,021,369)	(903,355)	(45,710)	3,772	(67,525)	(2,578,930)	–	(16,613,117)
(Loss) profit sharing in associates	(424,744)	–	98,478	–	433,263	(99,216,155)	99,148,457	39,299
Total taxes, duties and other	100,875,032	–	(274,970)	–	1,703,526	521,542	–	102,825,130
Net (loss) income	(66,230,309)	(33,058,901)	(525,879)	(3,356,311)	2,709,340	(99,240,419)	99,156,193	(100,546,286)
Depreciation and amortization	31,379,085	2,916,284	1,761,014	732,305	20,430	161,943	–	36,971,061
Net periodic cost of employee benefits	10,541,104	10,681,317	2,671,373	3,202,085	46,495	7,236,056	–	34,378,430
Acquisition of wells, pipelines, properties, plant and equipment	36,213,147	7,274,843	896,948	642,538	131,962	814,589	–	45,974,027

For the year ended December 31, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Total current assets	709,252,019	72,345,772	104,027,317	137,428,541	655,239	2,171,717	49,162,929	1,594,643	4,988,511	73,116,155	275,582,816	(1,163,125,162)	267,200,497
Permanent investments in associates	919,654	-	6,687,977	-	-	-	-	8,500	-	11,845,489	(242,233,405)	246,937,384	24,165,599
Wells, pipelines, properties, plant and equipment, net	966,144,619	178,133,087	55,343,838	12,986,144	-	22,647,454	58,078,603	7,405,969	18,480,684	3,045,704	22,217,529	-	1,344,483,631
Total assets	1,698,909,241	250,664,777	166,128,881	150,692,920	655,239	24,917,981	111,307,038	9,034,375	23,705,119	93,266,620	1,443,189,883	(2,196,817,874)	1,775,654,200
Total current liabilities	278,507,394	44,457,570	23,921,503	36,190,769	469,524	1,981,652	14,698,159	1,486,468	4,534,980	34,749,438	1,157,183,570	(1,154,773,306)	443,407,721
Long-term debt	1,252,239,594	15,675,890	810,350	220,765	-	12,031,849	4,850,905	-	-	3,607,840	1,285,676,066	(1,274,240,092)	1,300,873,167
Employee benefits	379,150,943	395,819,390	96,358,257	117,314,976	61,171	417,817	368,036	12,533	3,611	(59,581)	289,938,288	-	1,279,385,441
Total liabilities	1,985,557,185	459,367,276	121,966,591	153,946,693	530,696	14,431,318	19,917,100	1,499,001	4,538,591	41,420,792	2,747,910,113	(2,443,755,258)	3,107,330,098

Disclosure of interim financial reporting

Equity (deficit)	(286,647,945)	(208,702,499)	44,162,291	(3,253,773)	124,544	10,486,663	91,389,938	7,535,375	19,166,527	51,845,828	(1,304,720,228)	246,937,381	(1,331,675,898)
Acquisition of wells, pipelines, properties, plant and equipment	184,786,051	59,079,004	4,981,618	4,875,219	-	-	1,544,224	320,762	1,882,108	677,314	6,711,511	-	264,857,811

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

Disclosure of interim financial reporting

The following tables present accounting conciliations between individual and consolidated information.

As of/for the period ended March 31, 2016:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and other Subsidiary Companies
Sales:											
By segment	120,568,204	127,395,733	47,202,240	3,505,040	–	2,644,861	14,039,446	1,528,436	4,660,385	138,694,083	17,260,591
Less unrealized intersegment sales	–	(842,891)	–	–	–	–	–	–	–	(225,315)	–
Total consolidated sales	120,568,204	126,552,842	47,202,240	3,505,040		2,644,861	14,039,446	1,528,436	4,660,385	138,468,768	17,260,591
Operating income (loss):											
By segment	45,645,317	(30,772,575)	2,558,019	(5,387,421)	(10,860)	1,500,636	(3,481,821)	82,130	682,213	3,495,927	2,742,964
Less unrealized intersegment sales	–	(842,891)	–	–	–	–	–	–	–	(225,315)	–
Less unrealized gain due to production cost valuation of inventory	(149,769)	12,948,256	75,764	389,541	–	–	–	–	–	(39,931)	–
Less capitalized refined products	(391,410)	–	–	–	–	–	–	–	–	–	–
Less amortization of capitalized interest	29,745	–	–	–	–	–	–	–	–	–	–
Less depreciation of revaluated assets	–	–	–	–	–	143,666	1,596,487	89,367	398,814	–	–
Total consolidated operating income (loss)	45,133,883	(18,667,210)	2,633,783	(4,997,880)	(10,860)	1,644,302	(1,885,334)	171,497	1,081,027	3,230,681	2,742,964
Net income (loss):											
By segment	(41,326,493)	(29,234,285)	3,495,975	(4,449,580)	(75,567)	1,256,476	(3,774,414)	80,997	710,201	3,074,093	(61,832,537)
Less unrealized intersegment sales	–	(842,891)	–	–	–	–	–	–		(225,315)	–
Less unrealized gain due to production cost valuation of inventory	(149,769)	12,948,256	75,764	389,541	–	–	–	–		(39,931)	–
Less capitalized refined products	(391,410)	–	–	–	–	–	–	–		–	–
Less equity method elimination	(3,169)	–	(339,394)	–	–	–	–	–	(22,578)	–	–
Less equity method for unrealized profits	29,745	–	–	–	–	–	–	–		–	–
Less depreciation of revaluated assets	–	–	–	–	–	143,666	1,596,487	89,367	398,814	–	–
Total consolidated net income (loss)	(41,841,096)	(17,128,920)	3,232,345	(4,060,039)	(75,567)	1,400,142	(2,177,927)	170,364	1,086,437	2,808,847	(61,832,537)
Assets:											
By segment	1,772,777,304	609,741,354	174,122,513	149,392,482	610,342	31,323,691	247,067,580	14,646,473	44,881,090	107,323,851	1,558,516,455
Less unrealized intersegment sales	1,132	(4,320,636)	(22,723)	(2,435)	–	–		–	(5,304)	(518,851)	–
Less unrealized gain due to production cost valuation of inventory	(23,226,515)	(10,955,776)	(505,728)	(389,881)	–	–		–	2,163	(6,016,036)	–
Less capitalized refined products	(391,410)	–	–	–	–	–		–		–	–
Less equity method for unrealized profits	(414,390)	–	(3,936,571)	–	–	–		–	(3,979,814)	–	–
Less amortization of capitalized interest	29,745	–	–	–	–	–		–		–	–
Less market value of fixed assets elimination	–	–	–	–	–	(3,813,584)	(133,579,544)	(6,042,820)	(17,892,152)	–	–
Total consolidated assets	1,748,775,866	594,464,942	169,657,491	149,000,166	610,342	27,510,107	113,488,036	8,603,653	23,005,983	100,788,964	1,558,516,455
Liabilities:											
By segment	2,077,264,906	820,296,362	122,046,186	156,317,115	544,476	15,623,302	26,591,316	897,043	2,749,880	45,784,889	2,926,292,966
Less unrealized gain due to production cost valuation of inventory	–	–	–	–	–	–	–	–		456,930	–
Total consolidated liabilities	2,077,264,906	820,296,362	122,046,186	156,317,115	544,476	15,623,302	26,591,316	897,043	2,749,880	46,241,819	2,926,292,966

Disclosure of interim financial reporting

As of/for the period ended March 31, 2016	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and other Subsidiary Companies
Sales:						
By segment	Ps. 123,213,065	Ps. 141,435,179	Ps. 47,202,240	Ps. 9,693,861	Ps. 138,694,083	Ps. 17,260,591
Less unrealized intersegment sales	–	(842,891)	–	–	(225,315)	–
Total consolidated sales	Ps. 123,213,065	Ps. 140,592,288	Ps. 47,202,240	Ps. 9,693,861	Ps. 138,468,768	Ps. 17,260,591
Operating income (loss):						
By segment	Ps. 47,145,953	Ps. (34,254,396)	Ps. 2,547,159	Ps. (4,623,078)	Ps. 3,495,927	Ps. 2,742,964
Less unrealized intersegment sales	–	(842,891)	–	–	(225,315)	–
Less unrealized gain due to production cost valuation of inventory	(149,769)	12,948,256	75,764	389,541	(39,931)	–
Less capitalized refined products	(391,410)	–	–	–	–	–
Less amortization of capitalized interest	29,745	–	–	–	–	–
Less depreciation of revaluated assets	143,666	1,596,487	–	488,181	–	–
Total consolidated operating income (loss)	Ps. 46,778,185	Ps. (20,552,544)	2,622,923	(3,745,356)	Ps. 3,230,681	Ps. 2,742,964
Net income (loss):						
By segment	Ps. (40,070,017)	Ps (33,008,699)	Ps. 3,420,408	Ps. (3,658,382)	Ps. 3,074,093	Ps. (61,832,537)
Less unrealized intersegment sales	–	(842,891)	–	–	(225,315)	–
Less unrealized gain due to production cost valuation of inventory	(149,769)	12,948,256	75,764	389,541	(39,931)	–
Less capitalized refined products	(391,410)	–	–	–	–	–
Less equity method elimination	(3,169)	–	(339,394)	(22,578)	–	–
Less equity method for unrealized profits	29,745	–	–	–	–	–
Less depreciation of revaluated assets	143,666	1,596,487	–	488,181	–	–
Total consolidated net income (loss)	Ps. (40,440,954)	Ps. (19,306,847)	Ps. 3,156,778	Ps. (2,803,238)	Ps. 2,808,847	Ps. (61,832,537)
Assets:						
By segment	Ps. 1,804,100,995	Ps. 823,595,172	Ps. 207,946,617	Ps. 208,920,045	Ps. 107,323,851	Ps. 1,558,516,455
Less unrealized intersegment sales	1,132	(4,320,636)	(22,723)	(7,739)	(518,851)	–
Less unrealized gain due to production cost valuation of inventory	(23,226,515)	(10,955,776)	(505,728)	(387,718)	(6,016,036)	–
Less capitalized refined products	(391,410)	–	–	–	–	–
Less equity method for unrealized profits	(3,813,584)	(133,579,544)	–	(23,934,972)	–	–
Less amortization of capitalized interest	(414,390)	–	(3,936,571)	(3,979,814)	–	–
Less market value of fixed assets elimination	29,745	–	–	–	–	–
Total consolidated assets	Ps. 1,776,285,973	Ps. 674,739,216	Ps. 203,481,595	Ps. 180,609,802	Ps. 100,788,964	Ps. 1,558,516,455
Liabilities:						
By segment	Ps. 2,092,888,208	Ps. 846,887,678	Ps 122,590,662	Ps. 159,964,038	Ps. 45,784,889	Ps. 2,926,292,966
Less unrealized gain due to production cost valuation of inventory	–	–	–	–	456,930	–
Total consolidated liabilities	Ps. 2,092,888,208	Ps. 846,887,678	Ps. 122,590,662	Ps. 159,964,038	Ps. 46,241,819	Ps. 2,926,292,966

Disclosure of interim financial reporting

For the period ended March 31, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and other Subsidiary Companies
Sales:						
By segment	Ps. 169,098,938	Ps. 143,262,662	Ps. 49,613,764	Ps. 10,167,240	Ps. 181,866,593	Ps. 18,029,765
Less unrealized intersegment sales	–	(1,139,505)	(15,252)	(8,958)	(26,838)	–
Total consolidated sales	Ps. 169,098,938	Ps. 142,123,157	Ps. 49,598,512	Ps. 10,158,282	Ps. 181,839,755	Ps. 18,029,765
Operating income (loss):						
By segment	Ps. 77,180,550	Ps. (41,141,348)	Ps. (1,523,564)	Ps. (3,735,152)	Ps. 4,419,979	Ps. 2,586,202
Less unrealized intersegment sales	–	(1,139,505)	(15,252)	(8,958)	(26,838)	–
Less unrealized gain due to production cost valuation of inventory	(1,158,935)	12,845,134	498,851	421,375	(154,135)	–
Less capitalized refined products	(639,773)	–	–	–	–	–
Less amortization of capitalized interest	29,745	–	–	–	–	–
Total consolidated operating income (loss)	Ps. 75,411,587	Ps. (29,435,719)	Ps. (1,039,965)	Ps. (3,322,735)	Ps. 4,239,006	Ps. 2,586,202
Net income (loss):						
By segment	Ps. (64,453,335)	Ps. (44,764,530)	Ps. (728,168)	Ps. (3,768,728)	Ps. 2,890,313	Ps. (109,602,805)
Less unrealized intersegment sales	–	(1,139,505)	(15,252)	(8,958)	(26,838)	–
Less unrealized gain due to production cost valuation of inventory	(1,158,935)	12,845,134	498,851	421,375	(154,135)	–
Less capitalized refined products	(639,773)	–	–	–	–	–
Less equity method for unrealized profits	(8,011)	–	(281,310)	–	–	10,362,386
Less amortization of capitalized interest	29,745	–	–	–	–	–
Total consolidated net income (loss)	Ps. (66,230,309)	Ps. (33,058,901)	Ps. (525,879)	Ps. (3,356,311)	Ps. 2,709,340	Ps. (99,240,419)

For the year ended December 31, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Subsidiary Companies
Assets											
By segment	1,722,396,076	278,046,553	170,326,716	151,474,777	655,239	28,875,231	247,480,984	15,166,562	45,951,979	98,305,072	1,443,189,883
Less unrealized intersegment sales	1,132	(3,477,744)	(22,723)	(2,435)	-	-	-	-	(5,304)	(293,536)	-
Less unrealized gain due to production cost valuation of inventory	(19,699,526)	(23,904,032)	(581,492)	(779,423)	-	-	-	-	2,163	(4,744,915)	-
Less capitalized refined products	(3,496,201)	-	-	-	-	-	-	-	-	-	

Disclosure of interim financial reporting

Less equity method for unrealized profits	(411,221)	-	(3,593,620)	-	-	-	-	-	(3,952,754)	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-	-	-	-	-	-
Less market value of fixed assets elimination	-	-	-	-	-	(3,957,250)	(136,173,945)	(6,132,187)	(18,290,966)	-	-
Total consolidated assets	1,698,909,241	250,664,777	166,128,881	150,692,919	655,239	24,917,981	111,307,039	9,034,375	23,705,118	93,266,621	1,443,189,883
Liabilities:											
By segment	1,985,557,185	459,367,276	121,966,591	153,946,693	530,696	14,431,318	19,917,100	1,499,001	4,538,591	39,895,655	2,747,910,113
Less unrealized gain due to production cost valuation of inventory										1,525,137	
Total consolidated liabilities	1,985,557,185	459,367,276	121,966,591	153,946,693	530,696	14,431,318	19,917,100	1,499,001	4,538,591	41,420,792	2,747,910,113

Disclosure of interim financial reporting

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of March 31, 2016 and December 31, 2015, cash and cash equivalents were as follows:

		March 31, 2016		December 31, 2015
Cash on hand and in banks[(i)]	Ps.	70,860,522	Ps.	52,509,683
Marketable securities		70,153,192		56,859,197
	Ps.	141,013,714	Ps.	109,368,880

(i) Cash on hand and in banks is primarily composed of cash in banks.

At March 31, 2016 and December 31, 2015, restricted cash was as follows:

		March 31, 2016		December 31, 2015
Restricted cash	Ps.	9,411,886	Ps.	9,246,772

Restricted cash as of March 31, 2016 and December 31, 2015 is primarily composed of the deposit made by Pemex Exploration and Production in the amount of U.S. $465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA"). At March 31, 2016 and December 31, 2015, this deposit, including income interest, amounted to Ps. 8,102,102 and Ps. 8,010,298 (see Note 18(b)). Additionally, restricted cash as of March 31, 2016 primarily increased in the amount of U.S. $ 71,861, due to the deposit made by PMI HBV in an account in Banco Santander, S.A. as additional collateral for a credit agreement in accordance with the terms of the agreement. The credit agreement requires that PMI HBV maintain a loan-to-value ratio based on the ratio between the principal amount of debt and the market value in U.S. dollars of the Repsol S. A. ("Repsol") shares owned by PMI HBV. Accordingly, PMI HBV deposited this amount in order to maintain the loan-to-value ratio required under the credit agreement. As of March 31, 2016 and December 31, 2015, this deposit, including income interest, amounted to Ps. 1,309,784 and Ps.1,236,474 (see Note 9).

NOTE 6. ACCOUNTS RECEIVABLE, NET

As of March 31, 2016 and December 31, 2015, accounts receivable, net were as follows:

		March 31, 2016		December 31, 2015
Domestic customers	Ps.	32,909,743	Ps.	29,328,750
Tax credits		26,296,897		10,710,521
Export customers		21,182,955		17,131,455
Sundry debtors		9,561,083		10,837,297
Employees and officers		5,541,987		5,523,740

Disclosure of interim financial reporting

Advances to suppliers		4,861,825		5,634,114
Insurance claims		43,402		43,490
Other accounts receivable		34,565		36,454
	Ps.	100,432,457	Ps.	79,245,821

NOTE 7. INVENTORIES, NET

As of March 31, 2016 and December 31, 2015, inventories, net were as follows:

		March 31, 2016		December 31, 2015
Refined and petrochemicals products	Ps.	40,561,906	Ps.	23,673,427
Crude oil		11,065,726		11,461,185
Materials and products in stock		4,657,934		5,145,874
Products in transit		3,653,421		3,262,252
Materials in transit		90,372		120,750
Gas and condesate products		95,919		107,440
	Ps.	44,736,214	Ps.	43,770,928

NOTE 8. HELD-FOR-SALE NON-FINANCIAL ASSETS

In accordance with the Energy Reform Decree, Petróleos Mexicanos and the Centro Nacional de Control de Gas Natural (National Center of Natural Gas Control, or CENAGAS) signed a framework agreement on October 29, 2015 for the transfer to CENAGAS of assets, currently owned by Pemex Logistics, associated with the Sistema Nacional de Gasoductos (National Gas Pipeline System) and the distribution contract for the Naco-Hermosillo pipeline system valued at approximately Ps. 33,213,762 as of March 31, 2016 and December 31, 2015. PEMEX will be compensated for these assets pursuant to terms set by the Energy Regulatory Commision.

NOTE 9. AVAILABLE—FOR—SALE FINANCIAL ASSETS

On January 1, 2015, PEMEX had a total of 19,557,003 shares of Repsol valued at Ps. 3,944,696, which represented approximately 1.48% of Repsol's share capital.

On June 15, 2015, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 592,123 new Repsol shares in July 2015, valued at Ps. 171,451.

On August 4, 2015, PMI HBV obtained a loan for U.S. $250,000, which bears interest at a rate of 1.79% and is due in 2018. The loan is collateralized by 20,724,331 Repsol shares which are presented as non-current assets.

Disclosure of interim financial reporting

On December 16, 2015, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 942,015 new Repsol shares as an in-kind dividend in January 2015. This amount recognized as an account receivable of Ps.188,490 as of December 31, 2015.

On January 15, 2016 PMI HBV received 942,015 new Repsol shares as in-kind dividend.

As of March 31, 2016 and December 31, 2015, the investments in 21,666,346 and 20,724,331 shares of Repsol held by PMI HBV were valued at Ps. 4,224,077 and Ps. 3,944,696, respectively. The effect of the valuation on the investment at fair value was recorded in other comprehensive results in the statement of changes in equity (deficit) as losses of Ps. (12,073) at March 31, 2016 and Ps. (3,206,316) at December 31, 2015.

As of March 31, 2016 and December 31, 2015, PEMEX's direct holdings of Repsol shares amounted to approximately 1.50% and 1.48%, respectively, of Repsol's total shares.

NOTE 10. PERMANENT INVESTMENTS IN ASSOCIATES

The permanent investments in associates as of March 31, 2016 and December 31, 2015 were as follows:

		Percentage of investment	March 31, 2015	December 31, 2015
Deer Park Refining Limited		49.99%	Ps. 10,427,963	Ps. 10,600,545
Gasoductos de Chihuahua, S. de R.L. de C.V.	(i)	50.00%	6,673,037	6,454,806
Petroquímica Mexicana de Vinilo, S.A. de C.V.		44.09%	3,980,321	3,954,251
Sierrita Gas Pipeline LLC		35.00%	957,263	983,059
Compañía Mexicana de Exploraciones, S.A. de C.V.	(ii)	60.00%	762,320	758,967
Frontera Brownsville, LLC		50.00%	409,883	404,129
Other—net		Various	1,006,517	1,009,842
Total			Ps. 24,217,304	Ps. 24,165,599

(i) On July 31, 2015, PEMEX announced the divestiture of Pemex-Gas and Basic Petrochemicals' 50% ownership interest in the Gasoductos de Chihuahua S. de R.L. de C.V. joint venture with Infraestructura Energética Nova, S.A.B. de C.V. As of December 31, 2015, the divestiture is still in process to be completed.

(ii) Compañía Mexicana de Exploraciones, S. A. de C. V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

Disclosure of interim financial reporting

Profit (loss) sharing in associates:

	As of March 31, 2016	2015
Deer Park Refining Limited	$ 185,920	(228,498)
Gasoductos de Chihuahua, S. de R. L. de C. V.	6,599	244,958
Sierrita Gas Pipeline LLC	(20,093)	6,478
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	13,730	88,609
CH4 Energía S.A. de C.V.	(5,856)	26,224
Compañía Mexicana de Exploraciones, S. A. de C. V.	(3,352)	114,677
Petroquímica Mexicana de Vinilo, S. A. de C. V.	5,945	(89,280)
TAG Norte Holding, S. de R.L. de C.V.	-	(108,126)
TAG Pipelines Sur, S. de R.L. de C.V.	-	(57,330)
Frontera Brownsville, LLC	-	(740)
Texas Frontera, LLC	-	(3,722)
Other—net	32,158	46,049
	Ps. 215,051	Ps. 39,299

Additional information about the significant permanent investments in associates is presented below:

- *Deer Park Refining Limited.* On March 31, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as General Partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the Refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to provide such crude oil and production materials in equal amounts; the Refinery returns to PMI NASA and Shell products in equal amounts. This investment is recorded under the equity method.

- *Gasoductos de Chihuahua.* On February 6, 2011, Pemex Industrial Transformation entered into a joint venture with Gasoductos Holding, S. de R.L de C.V., to own and operate companies related to gas transportation and distribution, called Gasoductos de Chihuahua. Decision-making requires the consent of both partners during a meeting. The participation of each of the partners is 50% of the share capital. This investment is recorded under the equity method.
- *Compañía Mexicana de Exploraciones S.A. de C.V., ("COMESA").* COMESA was founded on November 12, 1968 to support PEMEX's exploration programs. The operations of COMESA focus on designing integral solutions for the energy sector, along the value chain for the exploration and production, refining, petrochemicals, power and geothermal sectors and other energy areas all over Mexico, South America and the United States of America. COMESA's principal activities are: gravimetric, magnetometric and microseismic studies, land seismic data acquisition (2D,3D, 3C), marine seismic data acquisition, seismic data processing, seismic data interpretation and integration, vertical Seismic Profile (VSP) 2D and 3D, reservoir characterization and visualization, conceptualization and definition for the exploration process. This investment is recorded under the equity method.

- *Petroquímica Mexicana de Vinilo, S.A. de C.V.* On September 13, 2013, PEMEX and Mexichem founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (Mexicana de Vinilo). Mexicana de Vinilo's main products are: chlorine, caustic soda, ethylene and petrochemical monomers and vinyl chloride. Mexichem is responsible for operational and financial decisions for Mexicana de Vinilo. This investment is recorded under the equity method.

Disclosure of interim financial reporting

- *Frontera Brownsville, LLC.* On April 15, 2011, PMI Services Norh America entered into a joint venture, effective April 1, 2011, with TransMontaigne Operating Company L.P ("TransMontaigne"). Frontera Brownsville, LLC was incorporated in Delaware, U. S., and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. PMI Services North America acquired a 50% non-operating share in most of the assets in TransMontaigne's Terminal. This investment is recorded under the equity method.

- *Texas Frontera, LLC.* On July 27, 2010, PMI Services North America, Inc. entered into a joint venture with Magellan OLP, L.P. ("Magellan") to build and own seven refined product storage tanks and certain related facilities in Galena Park, Texas on an easement granted by Magellan Terminal Holdings, L.P. ("Magellan Holdings"). Texas Frontera, LLC is based in Delaware, U.S. Under the joint venture, Magellan Holdings will be the responsible for Magellan's operation and will manage the construction of tanks and related infrastructure assets. This investment is recorded under the equity method.

Additional information on other permanent investments in associates is presented below:

- *Sierrita Gas Pipeline LLC.* Develops projects related to the transport infrastructure of gas in the U.S.

- *Administración Portuaria Integral de Dos Bocas, S.A. de C.V.* Coordinatees the development and exploration of water and land in port areas in Mexico's public domain; operates the use and development of building sites and the installations built and to be built during the development of such port areas, including maritime signaling and the construction, maintenance and operation of marine terminals and facilities in the port area; and provides related port services.

- *CH4 Energía, S.A.* Engages in the purchase and sale of natural gas and in all activities related to the marketing of the natural gas, such as transport, distribution and others.

- *TAG Norte Holding, S. de R. L. de C. V.* Holding company of TAG Pipelines Norte, S. de R.L. de C.V.

- *TAG Pipelines Sur, S. de R. L. de C. V.* Coordinates the construction and future operation and maintenance of the southern portion of the Ramones II project.

Disclosure of interim financial reporting

NOTE 11. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

As of March 31, 2016, December 31, 2015 and January 1, 2015, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment													
Balances as of January 1, 2015	Ps. 758,965,433	Ps. 46,129,352	Ps. 571,099,029	Ps 1,191,385,012	Ps. 64,403,269	Ps 337,246,010	Ps. 54,819,706	Ps. 24,002,014	Ps 195,817,249	Ps. 42,813,007	Ps. 10,825,706	Ps 583,753	Ps. 3,298,089,540
Acquisitions	21,066,695	6,117,156	5,331,416	49,027,740	2,624,138	6,874,162	1,531,683	236,284	155,841,872	12,077,308	114,062	4,015,295	264,857,811
Reclassifications	1,871,739	(313,503)	2,816,080	-	937,482	774	(607,369)	387,331	1,809,152	23,804	(6,448,543)	(3,275,979)	(2,799,032)
Capitalization	33,362,415	-	17,144,630	76,065,532	1,301,395	13,670,992	35,933	590,435	(141,792,676)	209,655	-	(588,311)	-
Impairment	(97,981,310)	-	(34,543,415)	(249,962,633)	-	(95,457,330)	-	-	-	-	-	-	(477,944,688)
Disposals	(68,872 958)	(30 252,662)	(141,868,232)	-	(2,981,818)	(2,006,512)	(2,813,759)	(9,886,969)	-	(11,775,972)	(4,491,225)	(103,881)	(275,053,988)
Balances as of December 31, 2015	648,412,014	21,680,343	419,979,508	1,066,515,651	66,284,466	260,328,096	52 966,194	15,329,095	211,675,597	43,347,802	-	630,877	2,807,149,643
Acquisitions	3,958,752	7,113	634,607	2,663,295	72,474	2,106,381	300,901	1,428,596	18,689,601	841	-	-	29,862,561
Reclassifications	1,145,343	-	(1,238,551)	(8,950)	1,264	-	(25,143)	(453,701)	12,194	5,846	-	1,549	(560,149)
Capitalization	16,479	-	1,536,759	17,075,705	-	-	-	-	(18,628,943)	-	-	-	-
Impairment	(8,630,522)	-	-	8,630,522	-	-	-	-	-	-	-	-	-
Disposals	(1,802,294)	-	(411,223)	-	-	(1,054,182)	(4,335)	(189)	(12,366)	-	-	(2,564)	(3,287,153)
Balances as of March 31, 2016	643,099,773	21,687,456	420,501,101	1,094,876,223	66,358,204	261,380,294	53,237,617	16,303,801	211,736,083	43,354,489	-	629,862	2,833,164,902
Accumulated depreciation and amortization													
Balances as of January 1, 2015	Ps (339,292,292)	Ps. (27,771,648)	Ps. (232,658,051)	Ps. (695,718,382)	Ps. (37,144,310)	Ps (124,922,867)	Ps. (37,051,446)	Ps (12,811,151)	Ps. -	Ps -	Ps. (7,345,255)	Ps. -	Ps. (1,514,715,402)
Depreciation	(41,107,609)	(3,041,899)	(16,777,673)	(84,823,893)	(1,608,620)	(15,986,093)	(3,533,648)	(1,071,815)	-	-	-	-	(167,951,250)
Reclassifications	(1,148,744)	283,636	(310,859)	-	(113,573)	-	1,259,561	(402,648)	-	-	3,231,659	-	2,799,032
Disposals	60,264 739	29,951,896	110,415,176	98,636	1,154,416	-	2,812,054	8,391,094	-	-	4,113,596	-	217,201,607
Balances as of December 31, 2015	(321,283,906)	(578,015)	(139,331,407)	(780,443,639)	(37,712,087)	(140,908,960)	(36,513,479)	(5,894,520)	-	-	-	-	(1,462,666,013)
Depreciation	(8,783,598)	(685,814)	(3,541,549)	(10,244,941)	(405,124)	(2,224,167)	(863,923)	(255,615)	-	-	-	-	(27,004,731)
Reclassifications	116,479	-	(18,611)	4,726	(21,654)	-	25,735	453,474	-	-	-	-	560,149
Disposals	19,373	-	-	-	-	-	1,483	168	-	-	-	-	21,024
Balances as of March 31, 2016	(329,931,652)	(1,263,829)	(142,891,567)	(790,683,854)	(38,138,865)	(143,133,127)	(37,350,184)	(5,696,493)	-	-	-	-	(1,489,089,571)
Wells, pipelines, properties, plant and equipment, net as of December 31, 2015	Ps 327,128,108	Ps 21,102,328	Ps. 280,648,101	Ps. 286,072,012	Ps. 28,572,379	Ps 119,419,136	Ps. 16,452,715	Ps. 9,434,575	Ps. 211,675,597	Ps 43,347,802	Ps. -	Ps. 630,877	Ps 1,344,483,631
Wells, pipelines, properties, plant and equipment, net as of March 31, 2016	Ps 313,168,121	Ps. 20,423,627	Ps. 277,609,534	Ps. 304,192,369	Ps. 28,219,339	Ps 118,247,167	Ps. 15,887,433	Ps. 10,607,308	Ps. 211,736,083	Ps 43,354,489	Ps. -	Ps 629,862	Ps. 1,344,075,331
Depreciation rates	3 to 5%	5%	2 to 7%	-	3 to 7%	4%	3 to 10%	4 to 20%	-	-	-	-	-
Estimated useful lives	20 to 35years	20 years	15 to 45 years	-	33 to 35 years	25 years	3 to 10 years	5 to 25 years	-	-	-	-	-

Disclosure of interim financial reporting

a. The combined depreciation of fixed assets and amortization of wells as of March 31, 2016 and 2015, recognized mainly in operating costs, was Ps. 27,004,731 and Ps. 36,971,061, respectively, which includes costs related to plugging and abandonment of wells as of March 31, 2016 and 2015 of Ps. 490,624 and Ps. 254,884, respectively.

b. As of March 31, 2016 and December 31, 2015, provisions relating to future plugging and abandonment costs amounted to Ps. 57,639,482 and Ps. 56,894,695, respectively, and are presented in the "Provisions for sundry credits" line item.

c. As of December 31, 2015, PEMEX recognized an impairment of fixed assets of a loss of Ps. 477,944,688, mainly due to the decrease in cash flows as a result of the steep decline in crude oil prices as well as the condition of economic hydrocarbon reserves of Aceite Terciario del Golfo, Cantarell, Crudo Ligero Marino y Burgos projects.

d. As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and solid hydrocarbons mentioned in transitory article 6 of the Energy Reform Decree, certain assignments that Pemex Exploration and Production received from the Mexican government were affected. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy. As of March 31, 2016, the aggregate values of the asset blocks that were assigned to Petróleos Mexicanos on a temporary basis amounted Ps. 70,458,905.

NOTE 12. OTHER ASSETS

At March 31, 3016 and December 31, 2015, the balance of other assets was as follows:

		March 31, 2016		December 31, 2015
Long-term notes receivable	Ps.	50,000,000	Ps.	50,000,000
Wells unassigned to a reserve		4,855,812		14,304,961
Payments in advance		2,458,535		1,980,260
Other		5,406,023		5,427,400
	Ps.	63,025,579	Ps.	71,712,621

NOTE 13. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

Disclosure of interim financial reporting

During the period from January 1 to March 31, 2016, PEMEX participated in the following financing activities:

- On January 25, 2016, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $52,000,000 to U.S. $62,000,000 pursuant to authorization by the Board of Directors of Petróleos Mexicanos on August 18, 2015.
- On January 28, 2016, subsidiaries of Pemex Fertilizers obtained loans for an aggregate amount of U.S. $635,000 in connection with the acquisition of Grupo Fertinal, S.A.
- On January 29, 2016, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 7,000,000 bearing interest at a floating rate linked to the TIIE plus 0.55%, which matures on January 27, 2017.
- On February 4, 2016, Petróleos Mexicanos issued U.S. $5,000,000 of debt securities under its Medium-Term Notes Program, Series C, in three tranches: (i) U.S. $750,000 of its 5.500% Notes due 2019; (ii) U.S. $1,250,000 of its 6.375% Notes due 2021; and (iii) U.S. $3,000,000 of its 6.875 % Notes due 2026. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.
- On March 15, 2016, Petróleos Mexicanos issued €2,250,000 of debt securities U.S. $62,000,000 Medium-Term Notes Program, Series C in two tranches: (i) €1,350,000 of its 3.750% Notes due 2019 and (ii) €900,000 of its 5.125% Notes due 2023. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.
- On March 17, 2016, Petróleos Mexicanos borrowed Ps. 2,000,000 from a credit line at a floating rate linked to TIIE and matures in 2017.
- On March 17, 2016, Petróleos Mexicanos borrowed Ps. 3,300,000 from a credit line at a floating rate linked to TIIE and matures in 2017.
- On March 22, 2016 PEMEX completed its exchange offers, resulting in the following additional amounts of bonds issued and registered with the SEC:

Debt titles	Issuer	Subsidiary Guarantors	Pending amount of the principal (U.S. $)

Disclosure of interim financial reporting

Debt titles	Issuer	Subsidiary Guarantors	Pending amount of the principal (U.S. $)
3.500% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	$ 1,454,967
4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	997,333
4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,486,725
5.500% Bonds due 2044(1)	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,504,855
5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,992,861

(1)The aggregate amount of 5.50% Bonds due 2044 outstanding is U.S. $4,249,855.

- On March 23, 2016, Petróleos Mexicanos issued Ps. 5,000,000 of Certificados Bursátiles due 2019 at a floating rate linked to TIIE.

- On March 28, 2016, Petróleos Mexicanos borrowed Ps. 9,700,000 from a credit line at a floating rate linked to TIIE, which matures in 2017.

As of March 31, 2016, Petróleos Mexicanos had U.S. $4,500,000 and Ps. 23,500,000 in available lines of credit in order to ensure liquidity which are available in U.S. $ 1,500,000 and Ps. 9,100,000, respectively.

NOTE 14. DERIVATIVE FINANCIAL INSTRUMENTS

(a) Fair value hierarchy

Disclosure of interim financial reporting

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 1 and Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX's assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of March 31, 2016 and December 31, 2015:

	Fair value hierarchy			Total as of March 31, 2016
	Level 1	Level 2	Level 3	
Financial Assets:				
Derivative financial instruments	Ps. —	Ps. 5,120,336	Ps. —	Ps. 5,120,336
Available-for-sale financial assets	4,224,077	—	—	4,224,077
Financial Liabilities:				
Derivative financial instruments	—	(20,147,124)	—	(20,147,124)

	Fair value hierarchy			Total as of December 31, 2015
	Level 1	Level 2	Level 3	
Financial Assets:				
Derivative financial instruments	Ps. —	Ps. 1,601,106	Ps. —	Ps. 1,601,106
Available-for-sale financial assets	3,944,696	—	—	3,944,696
Financial Liabilities:				
Derivative financial instruments	—	(27,300,687)	—	(27,300,687)

(a) Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

Disclosure of interim financial reporting

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs though the tools developed by its market information providers such as Bloomberg. PEMEX has no policies to designate a calculation or valuation agent.

PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

(b) Accounting treatment and DFIs' impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of IAS 39, "Financial Instruments Recognition and Measurement" ("IAS 39") for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income, net" line item in the consolidated statement of comprehensive income.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item.

As of March 31, 2016 and December 31, 2015, the net fair value of PEMEX's DFIs, current DFIs and unrealized positions, was Ps. (15,026,788) and Ps. (25,699,581), respectively. As of March 31, 2016 and December 31, 2015, PEMEX did not have any DFIs designated as hedges.

For the periods ended March 31, 2016 and 2015, PEMEX recognized a net gain (loss) of Ps. 8,944,084 and Ps. (16,185,405), respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

Disclosure of interim financial reporting

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of March 31, 2016 and December 31, 2015, PEMEX did not recognize any embedded derivatives (foreign currency or index).

NOTE 15. PROVISIONS FOR SUNDRY CREDITORS

At March 31, 2016 and December 31, 2015, the provisions for sundry creditors is as follows:

		March 31, 2016		December 31, 2015
Provision for plugging of wells	Ps.	57,639,482	Ps.	56,894,695
Provision for litigation and claims in process		12,877,879		12,775,263
Provision for environmental costs		6,437,725		3,521,838
	Ps.	76,955,086	Ps.	73,191,796

NOTE 16. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings and described in further detail in this Note.

a. PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. As of March 31, 2016 and December 31, 2015, the reserve for environmental remediation expenses totaled Ps. 6,437,725 and Ps. 3,521,838, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

b. PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements. As of March 31, 2016 and December 31, 2015, PEMEX had accrued a reserve of

Disclosure of interim financial reporting

Ps. 12,877,879 and Ps. 12,775,263, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the International Chamber of Commerce against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the International Court of Arbitration issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,646 and Ps. 34,459, plus interest. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production's U.S. $106,828 guarantee. Each party is to pay its value added taxes and interest relating to the award. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28, 2014. On November 20, 2014, a hearing was held. On February 6, 2015, the U.S. Department of Justice filed an *amicus curiae* brief before the U.S. Second Circuit Court of Appeals to present the views of the U.S. Government with respect to the case, which were favorable to Pemex-Exploration and Production's position. As of the date of these financial statements, a final resolution is still pending. On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions. On November 15, 2013, Pemex-Exploration and Production filed a motion against the execution of the arbitration award before the Supreme Court of Justice of Luxembourg. On January 15, 2014 COMMISA also filed a motion before this Supreme Court. On March 25, 2014 Pemex-Exploration and Production filed its pleadings. In connection with the attachment of assets, COMMISA filed a motion before the Court of Appeals of Luxembourg seeking that the Court recognizes the arbitration award without considering that it was declared null and void by the Mexican courts A hearing is expected to be held on May 2, 2016.

- In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration

Disclosure of interim financial reporting

and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the *Primera Sección de la Sala Superior* (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, this matter was discussed and as of the date of these consolidated financial statements a final judgment is still pending.

- On September 19, 2014, the Tax Management Service notified Petróleos Mexicanos (motion No. 900-07-2014-52233 dated September 8, 2014) that it had determined that Petróleos Mexicanos owed Ps. 3,581,878 for allegedly failing to properly withhold income taxes on interest payments to foreign residents during 2008, which were based on a 4.9% rate instead of a 28% rate. On November 3, 2014, Petróleos Mexicanos filed a motion to revoke the Tax Management Service's assessment, which was granted. The Tax Management Service issued a new resolution stating it had determined that Petróleos Mexicanos owed Ps. 23,261. Petróleos Mexicanos filed an administrative claim which was admitted on March 8, 2016 and the procedure suspended, giving time to the Tax Management Service to response to this claim.

- On June 11, 2015, the *Segunda Sala Regional del Noreste* (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje seeking Ps. 2,094,232 in damages due to hydrocarbons' spill in their land. Pemex-Refining filed a response to this claim that among other things, argued that the Second Regional Court lacked jurisdiction. The Second Regional Court agreed with Pemex-Refiningand the claim was sent to the Specialized Court related to Environmental matters (file No. 3668/15-EAR-01-11), which did not admit it. The claim was sent to the First Section of the Superior Court, and as of the date of these financial statements the claim is still under review by the Court.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,372 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and

Disclosure of interim financial reporting

Administrative Federal Court challenging the assessment. On November 20, 2013, the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, this matter was discussed and as of the date of these consolidated financial statements a final judgment is still pending.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment. A final judgment was issued in favor of Pemex-Gas and Basic Petrochemicals and required that each party cover its respective legal expenses, which the parties subsequently appealed. The plaintiffs filed an appeal against this resolution. Pemex-Gas and Basic Petrochemicals also filed an appeal requesting that the expenses related to these proceedings be paid by the plaintiff. As of the date of these consolidated financial statements, a final resolution is still pending.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014, a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff subsequently filed an appeal, which was denied on May 11, 2015. On June 3, 2015, the plaintiff filed an *amparo* (02/2015) against this resolution, which as of the date of these consolidated financial statements is still pending. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. On November 4, 2014, the Seventh Regional Metropolitan Court ordered the Second Section of the Superior Court (file No. 4957/11-17-07-1/1827/14-S2-08-4) to issue a final judgment. As of the date of these financial statements, a final resolution is still pending.

Disclosure of interim financial reporting

- On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed Ps. 2,531,040 for property taxes from 2010 to 2015 related to the "General Lázaro Cárdenas" refinery. Pemex-Refining filed an *amparo* against this determination (no. 863/2015-V) before the *Juzgado Décimo de Distrito* (Tenth District Court) in Veracruz, which was granted. A hearing which was expected to be held on February 2016 was suspended and a new date has not been notified. Pemex-Refining also filed an administrative claim against this determination, which was admitted by the Court on August 6, 2015 and the trial was suspended. The defendant filed a motion seeking to dismiss the administrative claim due to the *amparo* filed by Pemex-Refining. On September 9, 2015, the Court informed that this motion will be analyzed when a judgment is to be issued. The defendant filed a review motion against this resolution, which was denied on October 1, 2015 and the defendant was notified about this refusal on March 16, 2016.. As of the date of these consolidated financial statements, a final resolution is still pending.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,730. On March 4, 2013, the Court permitted an amendment to the claim. In addition, on April 9, 2013 a new claim was filed before the same Court (438/1211023) and the defendants requested that it be joined with the previous claim, which was granted on May 2, 2013. On August 20, 2014, these proceedings were sent to the *Segunda Sección de la Sala Superior* (Second Section of the Superior Court) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-S2-07-04, which will issue a final judgment. On October 29, 2014, these proceedings were returned to the Second Regional Court to correct a procedural error. The trial was suspended due to an amparo filed by Pemex-Exploration and Production, which was granted. The procedural error was corrected and a new filing was made, which will be sent to the Superior Court for its resolution. As of the date of these consolidated financial statements, a final judgment is still pending.

- In connection with the arbitration proceeding filed by Conproca, S.A. de C.V. ("Conproca") on September 2001 before the International Court of Arbitration against Petróleos Mexicanos and Pemex Refining, with the prior authorization from their respective boards of directors, on June 2015 Petróleos Mexicanos and Conproca signed a settlement agreement with Conproca, with the participation of its shareholders SK Engineering and Construction Co. Ltd. and Siemens A.G., in order to resolve all disputes that arose from the reconfiguration of the refinery located in

Disclosure of interim financial reporting

Cadereyta Nuevo León, including the arbitration and the judicial proceedings derived therefrom. During the third quarter of 2015 all necessary actions were implemented for the due performance of the settlement agreement, therefore as of the date of these financial statements this matter is concluded.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 17. SUBSEQUENT EVENTS

During the period from April 1 to April 27, 2016, PEMEX participated in the following financing activities:

- On April 19, 2016, Petróleos Mexicanos borrowed €500,000 from a credit line at fixed rate of 5.11%, which matures in 2023.

On May April 27, 2016, the Mexican peso-U.S. dollar exchange rate was Ps. 17.5866 per U.S. dollar, which represents a 1.06% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of March 31, 2016, which was Ps. 15.1542 per U.S. dollar.

On April 27, 2016, the weighted average price of the crude oil exported by PEMEX was U.S. $36.33 per barrel. This represents a price increase of approximately 18.14% as compared to the average price as of March 31, 2016, which was U.S. $45.15 per barrel.

As of March 31, 2016, PEMEX has valued and recorded the 21,666,346 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 17.54%, from €17.34 per share as of March 31, 2015 to €11.66 per share as of April 27, 2016.

On April 20, 2016, an explosion occurred in the "Planta de Clorados 3" (Chlorinated Plant 3) of the Petroquímica Mexicana de Vinilo, a company operated by Mexichem. PEMEX has a minority stake in Petroquímica Mexicana de Vinilo, which is recognized under the equity method (see Note 11). Investigations were initiated to determine the causes of this accident and any possible contingencies. As of the date of these unaudited condensed consolidated interim financial statements, PEMEX cannot estimate the impact of the accident blast on its investment in Petroquímica Mexicana de Vinilo.

Disclosure of interim financial reporting

On April 21, 2016, the Mexican Government made an equity contribution to Petróleos Mexicanos in the amount of Ps. 26,500,000 following the guidelines established in the Federal Budget and Fiscal Responsibility. This contribution was recognized as an increase in Certificates of Contribution "A."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: June 28, 2016

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
- activities relating to our lines of business, including the generation of electricity;
- projected and targeted capital expenditures and other costs, commitments and revenues;
- liquidity and sources of funding, including our ability to continue operating as a going concern;
- strategic alliances with other companies; and
- the monetization of certain of our assets.
- Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
- changes in international crude oil and natural gas prices;
- effects on us from competition, including on our ability to hire and retain skilled personnel;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.